SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON OCTOBER 28, 2024

DATE, TIME, AND VENUE: Meeting of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”) held on October 28, 2024, at 11:00 a.m., exclusively online through the Ten Meetings Platform.

CALL NOTICE: The meeting was regularly called through the Call Notice published in the business section of the Official Gazette of the São Paulo State on September 26, 27, 28, and 30, 2024, pages 3, 3 and 4, respectively, and in the Valor Econômico newspaper on September 26, 27 and 28, 2024, pages C7, B6, and A14, respectively.

MEETING HELD IN AN EXCLUSIVELY DIGITAL MANNER: The Extraordinary Shareholders’ Meeting was held exclusively online, via the Ten Meetings platform, without prejudice to the use of the remote voting form as a means to exercise voting rights, according to CVM Resolution 81, of March 29, 2022, as amended (“CVM Resolution 81”), as previously informed by the Company on the Call Notice and on the Manual for Shareholders Participation. The Extraordinary Shareholders’ Meeting was recorded in full and, under paragraph 1 of Article 47 of CVM Resolution 81, the shareholders who participated in the General Meeting through the electronic system were considered as attending members and signatories of these minutes.

ATTENDANCE: Shareholders representing 77.39% of the Company’s total voting shares attended the Extraordinary Shareholders' Meeting, as confirmed by (i) the access records to the electronic platform made available by the Company; and (ii) the valid remote voting forms received through the Depository of B3 S.A. - Brasil, Bolsa, Balcão, the bookkeeping agent of the shares issued by the Company, and the forms sent directly to the Company, according to CVM Regulations. The Chair and the Secretaries formalized the registration of shareholders’ attendance based on the signatures on these minutes.

The meeting was also attended by John Emerson da Silvaand Priscila Costa da Silva of the Investor Relations Superintendency, Juliana Kolonko Ferrara Freitas, Elizabeth Melek Tavares Ribeiro and Marialve de Sousa Martins, Corporate Governance Department, Beatriz Helena Almeida Silva Lorenzi and Carla Cristina Mancini, Corporate Division, Carolina Alves Cardoso Santos, Consultant Department of the Legal Affairs Superintendency and Victor Guita Campinho, member of the law firm Cescon Barrieu Advogados.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

PRESIDING: Chair: Karla Bertocco Trindade. Secretaries: Marialve de Sousa Martins and Victor Guita Campinho.

PUBLICATION: The Management Proposal and other documents related to the agenda, according to applicable regulations, were made available to shareholders at the Company’s headquarters and on the websites of the Company, CVM, and B3.

AGENDA:

I. Amend Article 27 to the Bylaws to (i.1) authorize, in the main section, that the Statutory Audit Committee (“CAE”) be composed of at least three and at most five members, with participation of an external member permitted; (i.2) update, in paragraph 2, the requirements for nomination to the position of CAE member, which shall be composed of (a) at least one independent Board of Directors member, (b) at least one external member to the Board of Directors, (c) at least one member with renowned experience in corporate accounting, and (d) a majority of independent members; (i.3) include paragraph 3, allowing the accumulation of the characteristics of items “a” or “b” with “c” above by the same member; and (i.4) reflect the aforementioned amendments in the new paragraph 5.

II. Consolidate the Company’s Bylaws to reflect the resolution of item (I) on the agenda.

DOCUMENT READING: The reading of the map containing the consolidation of remote votes was waived, according to paragraph 4 of Article 48 of CVM Resolution 81, and copies were made available during the meeting for consultation by the attendees.

DRAWING UP AND PUBLICATION OF THE MINUTES: Shareholders approved (i) the drawing up of these minutes in summary form, according to paragraph 1 of Article 130 of Law 6,404/76, with the right to present separate votes, which, after being received by the presiding board of this Meeting, will be filed at the Company's headquarters; and (ii) the publication of the minutes omitting shareholders’ signatures, according to paragraph 2 of Article 130 of Law 6,404/76.

VOTING LIMITATION: The number of votes presented in each resolution of this General Meeting considers the information received by the Company regarding the belonging to the Group of Shareholders (as defined in paragraph 3 of Article 6 of the Bylaws) and reflects the application of the voting limitation rules provided for in Article 6 of the Company’s Bylaws.

RESOLUTIONS: After analyzing the matters on the agenda, the shareholders resolved:

I. Approve, by a majority of the attending shareholders, with 56.10% of votes cast in favor, represented by 285,230,956 shares; 43.82% of votes cast against, represented by 222,787,378 shares; and 0.08%

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br of abstentions, represented by 423,424 shares, the amendment to Article 27 of the Company’s Bylaws to (i.1) authorize, in the main section, that the Statutory Audit Committee (“CAE”) be composed of at least three and at most five members, with participation of external members permitted; (i.2) update, in paragraph 2, the requirements for nomination to the position of CAE member, which shall be composed of (a) at least one independent Board of Directors member, (b) at least one external member to the Board of Directors, (c) at least one member with renowned experience in corporate accounting, and (d) a majority of independent members; (i.3) include paragraph 3, allowing the accumulation of the characteristics of items “a” or “b” with “c” above by the same member; and (i.4) reflect the aforementioned amendments in the new paragraph 5.

The aforementioned Articles shall have the following wordings:

Article 27 - The Company shall have a Statutory Audit Committee, an advisory body linked to the Board of Directors, composed of at least 3 (three) and at most 5 (five) members, who cumulatively meet the requirements of technical knowledge and availability of time.

Paragraph one - The participation of the Company's Executive Officers, Executive Officers of its subsidiaries, its controlling shareholder, affiliated companies, or companies under common control in the Audit Committee is prohibited.

Paragraph two - Of the Audit Committee members (i) at least 1 (one) shall be an independent Board of Directors member; (ii) at least 1 (one) shall not be a Board of Directors member and shall be chosen among professionals with renowned reputation in the market and have significant experience in matters within their competence; (iii) at least 1 (one) shall have recognized experience in corporate accounting matters, under applicable regulation, and (iv) the majority of the members shall be independent, according to the independence requirements provided for in CVM Resolution 23/2021.

Paragraph three - The same Audit Committee member can accumulate the characteristics provided for in items (i) and (iii) or (ii) and (iii) of paragraph two above.

Paragraph four - The Audit Committee shall have a coordinator, whose activities shall be defined in the Audit Committee's Internal Regulations.

Paragraph five - The Audit Committee who are also members of the Board of Directors shall serve as Committee members for the duration of their respective terms of office on the Board of Directors.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph six - The Audit Committee members may be reappointed for up to 2 (two) terms of office and may only hold a seat on the Audit Committee again after a minimum of 3 (three) years from the end of their last term of office.

II. Approve, by a majority of the attending shareholders, with 56.09% of votes cast in favor, represented by 285,171,026 shares; 43.83% of votes cast against, represented by 222,846,031 shares; and 0.08% of abstentions, represented by 424,583 shares, the consolidation of the Company’s Bylaws, according to ATTACHMENT I to these minutes.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further matters to address, the Chair adjourned the Extraordinary Shareholders’ Meetings and these minutes were drawn up, read, approved, and signed by the Chair and Secretaries. The Chair and the Secretaries of the Presiding Board, according to paragraphs 1 and 2 of Article 47 of CVM Resolution 81, recorded the shareholders who participated in the Meeting through remote voting forms and through the digital platform made available by the Company, according to the attendance list available in ATTACHMENT II.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company’s Shareholders’ Meetings.

São Paulo, October 28, 2024.

Presiding:

KARLA BERTOCCO TRINDADE Chair
MARIALVE DE SOUSA MARTINS Secretary
VICTOR GUITA CAMPINHO Secretary

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ATTACHMENT I

Consolidated Bylaws

BYLAWS

CHAPTER I

CORPORATE NAME, HEADQUARTERS, PURPOSE, AND DURATION

ARTICLE 1 – Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) is a publicly-held company governed by these Bylaws, Federal Law 6,404, of December 15, 1976, and other applicable legal provisions.

Paragraph one – Given that the Company is listed in the Novo Mercado special listing segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholder, Management, and Fiscal Council members are subject to the provisions of B3’s Novo Mercado Regulation (“Novo Mercado Regulation”).

Paragraph two – The Company’s duration is indefinite.

Paragraph three – The Company is headquartered and has its jurisdiction in the City of São Paulo, State of São Paulo.

Paragraph four – To achieve its corporate purpose, the Company may open, install, maintain, transfer, or close branches, facilities, agencies, subsidiaries, offices, representative offices or appoint representatives anywhere in the Brazilian or foreign territory, under legal and regulatory provisions.

ARTICLE 2 – The Company’s corporate purpose is to provide basic sanitation services to achieve the universalization of water supply and sewage services in its area of operation in the São Paulo State, including the following activities in Brazil and abroad:

I.    water supply and sewage services;

II.   urban rainwater drainage and management;

III. urban cleaning and solid waste management;

IV.  planning, operation, and maintenance of production systems;

V.   storage, conservation, and commercialization of energy for itself or third parties; and

VI.  commercialization of services, products, benefits, and rights that directly or indirectly arise from its assets, enterprises, and activities, as well as other activities related to any of the previously mentioned activities.

Sole paragraph – The Company may establish wholly-owned subsidiaries, participate, as a partner or shareholder, of any other company or enterprise, participate in investment funds, and associate in any form with other public or private legal entities, including through the formation of consortium or subscribing to a minority or majority share of the capital stock.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 3 – The Company’s capital stock is R$ 15,000,000,000.00 (fifteen billion reais), fully subscribed and paid in, divided into 683,509,869 (six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine) single-class common shares, all registered, book-entry, and with no par value.

Paragraph one – The issue of beneficiary parties and preferred shares is prohibited, except for 1 (one) special class preferred share addressed to in Article 5 below.

Paragraph two – The Company may directly charge shareholders for the cost of the share transfer service, within the maximum limits established by current regulations, and may authorize the same charge by the depositary institution responsible for maintaining the book-entry share register.

Paragraph three – The Company is authorized to increase its capital stock up to the limit of 1,187,144,787 (one billion, one hundred and eighty-seven million, one hundred and forty-four thousand, seven hundred and eighty-seven) registered, book-entry common shares, with no par value, by resolution of the Board of Directors, regardless of statutory reform.

Paragraph four – In the case mentioned in Paragraph three above, it will be the Board of Directors' responsibility to establish the issue price and the number of common shares to be issued, as well as the subscription, placement, and payment conditions.

Paragraph five – Within the authorized capital limit, the Board of Directors may also (i) resolve on the issue of subscription warrants; (ii) according to a remuneration plan approved by the General Meeting, grant stock options to administrators, employees, and service providers, without shareholders having preemptive rights in the granting of options or subscription of the respective shares; (iii) approve capital increases by capitalizing profits or reserves, with or without bonuses in shares; and (iv) resolve on the issue of debentures convertible into shares;

ARTICLE 4 – Each common share will correspond to one vote in General Meeting resolutions, subject to the voting rights limit provided in Article 6.

ARTICLE 5 – The special class preferred share exclusively held by the São Paulo State, with no voting rights, will have veto rights on the social resolutions related to the following matters, under State Law 17,853, of December 08, 2023: (i) change of the Company's name and headquarters; (ii) change of the corporate purpose that implies the suppression of the primary activity of providing water supply and sewage services; and (iii) limits on the exercise of voting rights attributed to shareholders or Group of Shareholders, as defined in Article 6 below.

Sole paragraph – The special class preferred share will be automatically extinguished if the São Paulo State ceases to hold common shares representing at least 10% (ten percent) of the Company's capital stock.

ARTICLE 6 – No shareholder or Group of Shareholders (as defined in Paragraph three below), whether Brazilian or foreign, public or private, is allowed to exercise voting rights for more than 30% (thirty percent) of the total number of shares into which the Company's total voting capital is divided, regardless of the shareholder or Group of Shareholders participation in the capital stock.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph one – The Chair of the General Meeting must ensure compliance with the rules provided in this Article 6 and inform the number of votes that each attending shareholder or Group of Shareholders may exercise.

Paragraph two – Votes exceeding the limits outlined in this Article 6 will not be counted.

Paragraph three – For the purposes of these Bylaws, “Group of Shareholders " means the group of two or more persons or any other forms of organization (a) that are bound by vote agreements of any nature, including shareholders' agreements, either directly or through controlled, controlling, or under common control persons (or any other forms of organization); or (b) that have control relationships between them; or (c) that are under common control; or (d) in which one person directly or indirectly holds an equity stake equal to or greater than 15% of the capital stock of the other person; or (e) between two persons, a third common investor who directly or indirectly holds an equity stake equal to or greater than 15% of the capital stock of each of the two persons; or (f) that are managed or are under the management of the same person or related parties; or (g) that share the majority of their administrators; or (h) whose employees are beneficiaries of the same post-employment benefit plan; or (i) in which one is a post-employment benefit plan and the other is the person whose employees contribute to that post-employment benefit plan.

Paragraph four – In the case of investment funds with a common administrator or manager, only those whose investment and voting exercise policies in shareholders' meetings, under the respective regulations, are under the responsibility of the administrator or manager, as applicable, on a discretionary basis will be considered a Group of Shareholders.

Paragraph five – Shareholders must keep the Company informed about their belonging to a Group of Shareholders under these Bylaws, if such Group of Shareholders holds, in total, shares representing 30% (thirty percent) or more of the total voting capital.

ARTICLE 7 – At the discretion of the Board of Directors or the General Meeting, the period for exercising shareholders' preemptive rights may be excluded or reduced in any issue of shares, debentures convertible into shares, and subscription warrants, whose placement is made through sale on the stock exchange, public subscription, or exchange for shares in a public acquisition offer of control, as provided by law and these Bylaws.

ARTICLE 8 – The shareholder's delay in paying the subscribed capital will result in the collection of interest at 1% (one percent) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index (IGP-M), disclosed by Fundação Getúlio Vargas (FGV), or another index reflecting the real loss of purchasing power of the currency in the period, to be indicated by the Company's Board of Directors, at the shortest legally applicable frequency, and a fine of 10% (ten percent) on the value of the obligation, without prejudice to other legal sanctions applicable.

CHAPTER III

GENERAL MEETING

ARTICLE 9 – The General Meeting shall be convened, installed, and make resolutions under the law on all matters within its competence and any others submitted to it for resolution by the Board of Directors.

Paragraph one – The General Meeting may be convened by the Chair of the Board of Directors or under the terms of the Law.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph two – The General Meeting shall preferably be presided over by the Chair of the Board of Directors or, in his/her absence, by any other Board member present. The Chair of the Board of Directors may appoint another Board member to replace him/her in presiding over the General Meeting.

Paragraph three – The Chair of the General Meeting shall choose one or more secretaries from among those present, with the option of using the Company’s own advisors.

Paragraph four – The General Meeting minutes shall be drawn up in summary form, as provided for in paragraph 1 of Article 130 of Federal Law 6,404/1976.

Paragraph five – All documents to be analyzed or discussed at the General Meeting must be made available to shareholders at the Company's headquarters, the Brazilian Securities and Exchange Commission (“CVM”), and B3, at least 1 (one) month in advance.

Paragraph six – Proof of shareholder status and compliance with Paragraphs three and four of Article 6 above may be provided at any time until the opening of the General Meeting by presenting the appropriate documents, including an identity document, a certificate issued by the financial institution holding the book-entry shares informing the respective number, and in the case of a proxy appointment, the relevant power of attorney with notarized signature issued less than one year.

CHAPTER IV

COMPANY’S MANAGEMENT

ARTICLE 10 – The Company shall be managed by the Board of Directors and Executive Board.

CHAPTER V

BOARD OF DIRECTORS

ARTICLE 11 – The Board of Directors is a decision-making body responsible for the Company's superior guidance.

Composition, Investiture, and Term of Office

ARTICLE 12 – The Board of Directors shall be composed of 9 (nine) sitting members, elected and removable from office by the General Meeting, all with a unified term of office of 2 (two) years from the date of election, with reelection allowed.

Paragraph one – Whether by the election mechanism under Paragraph two of Article 13 or by voting according to Article 141 of Federal Law 6,404/1976, the appointment and election of members to the Company’s Board of Directors by the São Paulo State, when acting individually, are limited to a maximum of 3 (three) members, disregarding the appointments of independent members.

Paragraph two – The Board of Directors shall have a Chair, elected by a majority vote of its members at the first Board of Directors’ meeting held immediately after the investiture of such members, or whenever there is a vacancy or resignation of the Chair of the Board of Directors.

Independent Members

ARTICLE 13 – At least 3 (three) members of the Board of Directors must be independent, as defined in the Novo Mercado Regulation, and the identification of those appointed to the Board of Directors as independent members shall be decided at the General Meeting that elects them.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph one – An independent member is also considered a member elected by minority shareholders, through a separate vote, under paragraphs 4 and 5 of Article 141 of Federal Law 6,404/1976 as long as there is a controlling shareholder.

Paragraph two – Except as provided in Article 141 of Federal Law 6,404/1976, the election of members of the Board of Directors shall be based on the slate system, with the applicable rules of eligibility provided by current legislation and regulation, these Bylaws, and the Company's nomination policy being observed in any situation.

Paragraph three – Only slates appointed (i) by the Board of Directors; or (ii) by any shareholder or group of shareholders, as provided for in Paragraph five below, may run for election.

Paragraph four – On the date of convening the General Meeting intended to elect the Board of Directors members, the Board of Directors must make available to the shareholders the information relating to each member of the slate it has appointed, as required by current legislation and regulation, as well as by the Company's nomination policy, including regarding the identification of candidates as independent under the Novo Mercado Regulation.

Paragraph five – Shareholders or groups of shareholders wishing to propose another slate to compete for positions on the Board of Directors must submit to the Board of Directors the information, documents, and declarations referred to in Paragraph four above, and the Company, after due verification, shall disclose this information according to the terms and deadlines of current regulations.

Paragraph six – The same person may be part of two or more slates, including the one appointed by the Board of Directors.

Paragraph seven – Each shareholder may only vote for one slate, and the candidates from the slate that receive the highest number of votes at the General Meeting shall be declared elected.

Paragraph eight – In the event of adopting the multiple-vote process, slate elections shall cease, and the candidates for the Board of Directors will be those in the slates, as well as those appointed by shareholders for the multiple-vote process, provided that the information and declarations regarding such candidates are presented to the General Meeting.

Paragraph nine – If, after the election of a Board of Directors member, any event occurs that constitutes a case of impediment or incompatibility for the exercise of the Board member’s position, as provided for in Federal Law 6,404/1976, these Bylaws, and current regulations, the member subject to the impediment or incompatibility must immediately submit their resignation to the Chair of the Board of Directors.

Vacancy and Replacements

ARTICLE 14 – In the event of a vacancy in the position of a Board member before the end of the term of office, the Board of Directors may resolve on the choice of a replacement to complete the term of office of the replaced member, subject to subsequent ratification by the next General Meeting.

Functioning

ARTICLE 15 – The Board of Directors shall meet ordinarily once a month and extraordinarily whenever convened by its Chair or at least 3 (three) of its members.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph one – Board of Directors meetings shall be convened in writing, by letter, email, or any other means that allows for proof of receipt of the call notice by the recipient, and must include, in addition to the location, the date and time of the meeting, and the meeting agenda.

Paragraph two – The Chair of the Board of Directors shall ensure that the Board members individually receive, before the meeting date, documentation containing the necessary information to discuss and resolve on the matters to be addressed.

Paragraph three – Regardless of the call notice formalities, the meeting will be considered regular if all Board members are present.

Paragraph four – The Board of Directors meetings shall be installed with the presence of the majority of its active members and may be held in person, remotely, or in a mixed format.

Paragraph five – Participation of Board members in the meeting by telephone, videoconference, or other communication means that ensure effective participation and authenticity of their vote is allowed. In such circumstances, the Board member shall be considered present at the meeting, and their vote shall be valid for all legal purposes and incorporated into the meeting minutes. Votes by letter, telegram, or email are also accepted when received by the Chair of the Board of Directors or their substitute by the end of the meeting.

Paragraph six – Any Board member shall have the right to be represented by another Board member through a written document, including email, for purposes of quorum or voting, with the option to indicate or not the direction of their vote. This representation shall end simultaneously with the closure of the Board of Directors meeting.

Paragraph seven – Board of Directors resolutions shall be made by the majority vote of those present.

Paragraph eight – No member of the Board of Directors shall have access to information, participate in resolutions and discussions of the Board of Directors or any administrative bodies, exercise voting rights, or intervene in any matters in which they have a direct or indirect conflict of interest with the Company, as provided by law.

Paragraph nine – The Board of Directors meetings shall be drafted by a person designated by the Chair of the Board, and all decisions shall be recorded in the drawn-up minutes and registered in the appropriate book.

Paragraph ten – The minutes of the Board of Directors meetings shall be clearly drawn up and record the decisions made, the members present, dissenting votes, and abstentions. Whenever the minutes contain decisions intended to produce effects on third parties, an excerpt of the minutes shall be filed with the commercial registry and published.

Duties

ARTICLE 16 – In addition to the duties provided by law, the Board of Directors shall also:

I.    annually approve the strategic plan, containing the updated long-term strategy with risk and opportunity analysis for at least the next 5 (five) years, action guidelines, result goals, and performance evaluation indices;

II.    annually approve the business plan and capital budget for the following fiscal year;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

III.   express an opinion on the Management report, the Executive Board's accounts, and the financial statements for each fiscal year;

IV.    evaluate and approve the Company's internal institutional policies, including those addressing (a) disclosure of material acts and facts; (b) securities trading; (c) appointment of members to the Board of Directors, its statutory or non-statutory advisory committees, the Executive Board, and the Fiscal Council; (d) related-party transactions; (e) compensation; (f) risk management (financial and corporate); (g) allocation of results and distribution of dividends; (h) donations and voluntary contributions; (i) sustainability and climate change; (j) Management’s approval thresholds; (k) indemnity; and (l) code of conduct and integrity;

V.       establish mechanisms for the periodic performance evaluation of managers to enhance and ensure the effectiveness of the Company's governance, and may hire external specialists for the evaluation process;

VI.     select and dismiss the independent auditors indicated by the Audit Committee;

VII.    monitor the execution of the Company's relevant plans, programs, projects, and budgets;

VIII.    supervise the achievement of specific goals and results to be attained, assumed by the Executive Board members upon their investiture;

IX.        resolve on the issue of shares, subscription warrants, and debentures convertible into shares by the Company, within the limit of authorized capital, establishing the quantity and other conditions, including subscription, placement, and payment conditions, as well as the respective subscription prices and, as applicable, premiums or discounts;

X.        resolve on the issue of debentures not convertible into shares, promissory notes, commercial notes, and other similar credit securities by the Company, establishing the quantity and other conditions, including subscription, placement, and payment conditions, as well as the respective subscription prices and, as applicable, premiums or discounts;

XI.     resolve on the declaration of interest on equity and/or distribution of dividends due to the current fiscal year's results or profit reserves, under the policy related to the matter;

XII.     propose to the General Meeting the payment of interest on equity or distribution of dividends due to the annual fiscal year's results, under the policy related to the matter;

XIII.  present a proposal for approval at the General Meeting of a stock option or stock grant plan, being responsible for managing such plans, including the preparation of programs, the granting of options, and stock grants under such plans;

XIV.  approve the execution of operations and transactions of any nature with related parties within its approval authority, under the Company's related-party transactions policy;

XV.    resolve on the liquidation, dissolution, appointment of liquidators, bankruptcy, or voluntary court or out-of-court recovery acts of the Company or its direct and indirect subsidiaries and affiliates, as well as related financial reorganizations;

XVI.    previously authorize the execution of any legal transactions, observing the limits established in the approval levels policy, including the acquisition, disposal, or encumbrance of assets, the obtaining

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br of loans and financing, the assumption of obligations in general, and associations with other legal entities;

XVII.      authorize the establishment of wholly-owned subsidiaries or non-profit entities or, observing the approval levels policy, authorize costly transactions involving investments in other companies or investment funds, except for the General Meeting's competence provided in Article 256 of Federal Law 6,404/1976;

XVIII.    approve the contracting of civil liability insurance in favor of the members of statutory bodies, employees, agents, and representatives of the Company;

XIX.  elect and remove from office Executive Board members, as well as members of the Audit Committee, the Eligibility and Compensation Committee, the Related-Party Transactions Committee, and the Sustainability and Corporate Responsibility Committee;

XX.    establish non-statutory technical and/or advisory committees to assist the Board of Directors, elect and remove from office their members, and monitor the fulfillment of their duties;

XXI.       approve its internal regulations and the charters of the Executive Board, the Audit Committee, the Eligibility and Compensation Committee, the Related-Party Transactions Committee, the Sustainability and Corporate Responsibility Committee, and any other statutory or non-statutory advisory committee that may be created, under Article 160 of Federal Law 6,404/1976, as applicable, as well as any amendments to such regulations;

XXII.      authorize the Company to acquire its shares, as well as its debentures, except in cases under the exclusive competence of the General Meeting, under current legislation;

XXIII.       provide prior opinion on any proposal from the Executive Board or matter to be submitted to the General Meeting;

XXIV.    assume the examination of any matter within the competence of the Executive Board and issue binding guidance on it;

XXV.    discuss, approve, and monitor decisions involving corporate governance policy, stakeholder relations, people management policy, integrity program, Code of Conduct and Integrity;

XXVI.       supervise the establishment of a previous consultation mechanism to resolve doubts about the application of the Code of Conduct and Integrity, which should be available on the website, providing for the expected standards of ethical behavior from administrators, Fiscal Council members, members of statutory committees, employees, agents, and contracted third parties;

XXVII.    implement and oversee the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of accounting and financial information, as well as those related to corruption and fraud;

XXVIII.    prepare and disclose a reasoned opinion, favorable or unfavorable, on any public tender offer aimed at the Company's shares, within 15 (fifteen) days of the publication of the public tender offer notice, in which it will express its opinion, at least, under Article 56 (a) on the convenience and opportunity of the public tender offer in the interest of the Company and its shareholders, including the price and potential impacts on the liquidity of the shares; (b) on the strategic plans disclosed by the offeror regarding the Company; (c) on alternatives to accepting the public tender offer available in the market. The opinion must include a reasoned favorable or unfavorable opinion on accepting the public

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tender offer and contain a warning that the final decision on acceptance is the responsibility of each shareholder;

XXIX.       promote the annual disclosure of the integrated or sustainability report;

XXX.        disclose and encourage the use of the institutional whistleblowing channel;

XXXI.       elect, from among the Board of Directors members, its Chair; and

XXXII.     approve the duties of the Company's internal audit department.

ARTICLE 17 – The composition, operation, and competence of statutory or non-statutory advisory committees, under these Bylaws and applicable regulations, shall be defined in the respective charters approved by the Board of Directors.

Paragraph one – The nomination of members to statutory and non-statutory advisory committees shall be the responsibility of the Chair of the Board of Directors, subject to the approval of the Board of Directors.

Paragraph two – The term of office of members of statutory or non-statutory advisory committees shall coincide with the term of office of the Board of Directors members and, except in the event of resignation or removal from office, shall be automatically extended until the election of their respective substitutes.

Paragraph three – Statutory or non-statutory committees may seek the collaboration of other professionals and administrative support structures. The compensation of such professionals, including committee members and administrative support expenses, shall be borne by the Company. When deemed necessary, such committees may decide to hire external professionals, whose fees will be paid by the Company.

CHAPTER VI

EXECUTIVE BOARD

Composition and Term of Office

ARTICLE 18 – The Executive Board shall be composed of up to 7 (seven) members, including a Chief Executive Officer and a Chief Financial Officer and Investor Relations Officer, with the others having no specific designation, all with a unified term of office of 2 (two) years, with re-election permitted.

Paragraph one – Through the Charter of the Executive Board, the Board of Directors shall define the attributions and functions of each Executive Officer, as applicable.

Paragraph two – The Executive Board shall be composed exclusively of professionals with qualifications compatible with their duties, proven experience, and capacity to act in their respective areas.

Vacancy and Replacements

ARTICLE 19 – In any Executive Officer's absences or temporary impediments, the Chief Executive Officer shall appoint another Executive Board member to assume the functions.

Sole paragraph – In the absence and temporary impediment of the Chief Executive Officer, he/she shall be replaced by an Executive Officer designated by him/her, and if there is no designation, by the Chief Financial Officer and Investor Relations Officer.

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ARTICLE 20 – In the event of a vacancy and until the Board of Directors elects a successor, the Chief Executive Officer shall be replaced by the Chief Financial Officer and Investor Relations Officer.

Functioning

ARTICLE 21 – The Executive Board is an executive body, capable of making collective decisions whenever necessary, meeting upon the call of the Chief Executive Officer or any two Executive Officers jointly.

Paragraph one – Executive Board meetings shall be installed with the presence of at least half of the active Executive Officers, with matters approved by the majority of those present. In the event of a tie, the proposal with the vote of the Chief Executive Officer shall prevail.

Paragraph two – The Executive Board resolutions shall be recorded in minutes in a proper book and signed by all attending Executive Officers.

Paragraph three – The participation of Executive Officers by telephone, videoconference, or other means of communication that may ensure their effective participation and the authenticity of their vote is permitted; the Executive Officer who participates virtually in the meeting shall be considered present and his/her vote shall be considered valid for all legal effects, without prejudice to the subsequent drawing up and signing of the respective minutes.

Duties

ARTICLE 22 – In addition to the duties defined by law, the Executive Board, acting collectively, shall:

I.    Authorize the opening, closing, or change of address of branches, agencies, warehouses, offices, or any other establishments of the Company, in Brazil or abroad;

II.  Prepare and submit for approval by the Board of Directors:

a)    annually, the proposal for the strategic plan, containing the updated long-term strategy with risk and opportunity analysis for at least the next 5 (five) years, action guidelines, result goals, and performance evaluation indices;

b)    annually, the proposal for the business plan and capital budget for the following fiscal year;

c)    the evaluation of the performance results of the Company's activities;

d)    the Company's quarterly reports accompanied by trial balances and other financial statements;

e)   annually, the draft of the Management report, accompanied by the balance sheet and other financial statements and respective explanatory notes, with the independent auditors' opinion and the proposal for the allocation of the fiscal year's results;

f)     quarterly, the interim balance sheets;

g)    the Executive Board’s Charter, as well as any amendments;

h)  the proposal to increase the capital stock and amendment to these Bylaws, with the opinion of the Fiscal Council, if applicable;

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III.  Approve:

a)    the criteria for the technical-economic evaluation of investment projects, with the respective delegation plans for their execution and implementation;

b)    the chart of accounts; and

c)    the Company's annual insurance plan;

IV.    authorize, observing the limits and guidelines established by law, these Bylaws, the Board of Directors, and its own policy:

a)    acts of waiver or court or out-of-court settlement to resolve disputes or pending issues, and may establish value limits for delegating the practice of these acts by the Chief Executive Officer or any other Executive Officer; and

b)    the execution of any legal transactions, observing the limits established in the approval levels policy, without prejudice to the competence attributed by the Bylaws to the Board of Directors, including the acquisition, disposal, or encumbrance of assets, obtaining loans and financing, assuming obligations in general, and associations with other legal entities;

V.	promote the organizational and functional structuring of the Company.

ARTICLE 23 – The Executive Board’s Charter may detail the individual attributions of each Executive Officer, and subject the practice of certain acts included in the areas of specific competence to previous authorization by the Executive Board.

Paragraph one — The Chief Executive Officer is responsible for:

I.    representing the Company, actively and passively, in court or out of court, and may appoint for this purpose an attorney-in-fact with special powers, including powers to receive initial summons and notices, subject to these Bylaws;

II.    institutionally representing the Company in its relations with governmental authorities, private entities, and third parties in general;

III.    calling and presiding over the Executive Board meetings;

IV.    coordinating the Executive Board’s activities;

V.      coordinating and overseeing the ordinary management of the Company, including the implementation of the guidelines and compliance with resolutions taken by the General Meeting, Board of Directors, and Executive Board in a collegiate manner;

VI.     coordinating the activities of the other Executive Officers;

VII.  issuing normative instructions that regulate the activities among the several areas of the Company, where applicable;

VIII.      coordinating, evaluating, and controlling the functions related to:

a)       CEO’s Office

b)       strategic planning and strategy;

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c)       corporate governance and socio-environmental performance;

d)       internal audit;

e)       communication;

f)        ombudsman; and

g)       institutional relations.

Paragraph two - The Chief Financial Officer and Investor Relations Officer is responsible for:

I.     coordinating the preparation of the Company's financial statements;

II.   directing and leading the administration and management of the Company's financial activities;

III.  guiding and analyzing investments, defining risk exposure limits, proposing and contracting loans and financing, managing treasury operations, and overseeing the Company’s financial planning and control;

IV.  performing other functions established in the Executive Board's Charter;

V.       being responsible for providing information to the investing public, the CVM, stock exchanges or over-the-counter markets, both in Brazil and abroad, as well as corresponding regulatory and supervisory entities, keeping the Company's records updated with these institutions;

VI.       representing the Company before the CVM, stock exchanges, and other entities in the capital markets, and providing relevant information to investors and the market in general; and

VII.       performing other functions established by law, current regulations, and the Executive Board's Charter.

Company’s Representation

ARTICLE 24 – The Company undertakes before third parties:

I.    for the signature of 2 (two) Executive Officers, 1 (one) necessarily the Chief Executive Officer or the Chief Financial Officer and Investor Relations Officer;

II.   for the signature of 1 (one) Executive Officer and 1 (one) attorney-in-fact, according to the powers granted in the respective power of attorney;

III. for the signatures of 2 (two) attorneys-in-fact, according to the powers granted in the respective power of attorney; and

IV.  for the signature of 1 (one) attorney-in-fact, according to the powers granted in the respective power of attorney, in this case exclusively for specific acts.

Paragraph one - Notwithstanding the provisions of the main section of this Article, the Company may be represented individually by any 1 (one) Executive Officer or 1 (one) attorney-in-fact with specific powers for any of the following acts: (a) representation of the Company at shareholders' meetings and meetings of members of companies in which it participates; (b) representation of the Company in court, except for acts involving the waiver of rights; or (c) routine administrative acts, including those carried out outside the headquarters, before regulatory bodies, public offices, mixed-capital companies, commercial boards, Labor Courts, National Institute of Social Security ("Instituto Nacional da

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Seguridade Social" - INSS), Severance Indemnity Fund (Fundo de Garantia do Tempo e Serviço – FGTS), and their collecting banks, and others of the same nature. Routine administrative acts are those that do not involve the assumption and/or release of obligations by the Company to third parties, including but not limited to the signing of mail, declarations, notifications, letters, official documents, and requests, among other non-binding documents.

Paragraph two - Powers of attorney may be granted by public or private instrument, including electronically, with a fixed term of validity and granted by 2 (two) Executive Officers, 1 (one) of whom must be the Chief Executive Officer or the Chief Financial Officer and Investor Relations Officer, and will specify the powers granted. Only judicial powers of attorney may be granted by any 2 (two) Executive Officers and have an indefinite validity.

CHAPTER VII

FISCAL COUNCIL

ARTICLE 25 - The Company shall have a permanent Fiscal Council, with the competencies and duties provided by law.

ARTICLE 26 - The Fiscal Council shall be composed of at least 3 (three) and at most 5 (five) sitting members, with an equal number of alternates, elected annually by the Annual Shareholder’s Meeting, with a term of office until the next Annual Shareholder’s Meeting, with reelection permitted.

Paragraph one - In the event of a vacancy or impediment of a sitting member, the alternate shall take over.

Paragraph two - The Fiscal Council shall meet ordinarily once a month and extraordinarily whenever called by any of its members or by the Executive Board, with minutes recorded in its own book.

CHAPTER VIII

AUDIT COMMITTEE

Article 27 - The Company shall have a Statutory Audit Committee, an advisory body linked to the Board of Directors, composed of at least 3 (three) and at most 5 (five) members, who cumulatively meet the requirements of technical knowledge and availability of time.

Paragraph one - The participation of the Company's Executive Officers, Executive Officers of its subsidiaries, its controlling shareholder, affiliated companies, or companies under common control in the Audit Committee is prohibited.

Paragraph two - Of the Audit Committee members (i) at least 1 (one) shall be an independent Board of Directors member; (ii) at least 1 (one) shall not be a Board of Directors member and shall be chosen among professionals with renowned reputation in the market and have significant experience in matters within their competence; (iii) at least 1 (one) shall have recognized experience in corporate accounting matters, under applicable regulation, and (iv) the majority of the members shall be independent, according to the independence requirements provided for in CVM Resolution 23/2021.

Paragraph three - The same Audit Committee member can accumulate the characteristics provided for in items (i) and (iii) or (ii) and (iii) of paragraph two above.

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Paragraph four - The Audit Committee shall have a coordinator, whose activities shall be defined in the Audit Committee's Internal Regulations.

Paragraph five - The Audit Committee who are also members of the Board of Directors shall serve as Committee members for the duration of their respective terms of office on the Board of Directors.

Paragraph six - The Audit Committee members may be reappointed for up to 2 (two) terms of office and may only hold a seat on the Audit Committee again after a minimum of 3 (three) years from the end of their last term of office.

ARTICLE 28 - The Audit Committee reports to the Board of Directors and is responsible for the matters provided in this Bylaws, the regulations issued by the CVM, the Novo Mercado Regulations, and the Audit Committee's Internal Regulations, among which:

I.    to provide an opinion on the hiring and dismissal of the independent auditor for conducting independent external audits or for any other services;

II.  to supervise the activities of (a) the independent auditors to evaluate their independence, the quality of the services provided, and the adequacy of the services provided to the Company's needs; (b) the internal controls area; (c) the internal audit area; and (d) the area responsible for preparing the Company's financial statements;

III. to evaluate and monitor the quality and integrity of (a) internal control mechanisms; (b) the Company's quarterly information, interim financial statements, and financial statements; and (c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the usual financial statements;

IV. to evaluate and monitor, together with Management and the internal audit area, the adequacy of related-party transactions carried out by the Company and their respective disclosures;

V.   to evaluate and monitor the Company's risk exposures, and may request detailed information on policies and procedures related to (a) management compensation; (b) the use of the Company's assets; and (c) expenses incurred on behalf of the Company;

VI. to prepare a summary annual report to be presented with the financial statements, describing (a) meetings held and main matters discussed; (b) its activities, results, conclusions reached, and recommendations made; and (c) any situations where there is a significant divergence between the Company's Management, independent auditors, and the Audit Committee concerning the Company's financial statements;

VII.        to have means for receiving and handling information about non-compliance with applicable legal and regulatory provisions, as well as internal regulations and codes, including specific procedures for protecting the provider and the confidentiality of the information;

VIII.      to endorse the choice of the head of the internal audit appointed by the Executive Board, propose their approval and dismissal to the Board of Directors, and supervise the execution of their respective work;

IX. to propose the Company's Code of Conduct and Integrity, as well as any changes, for approval by the Board of Directors and periodically evaluate the adherence to its business practices, including the

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br commitment of managers to the dissemination of the culture of integrity and the appreciation of ethical behavior;

X.   to monitor the procedures for investigating violations of the Code of Conduct and Integrity, as well as the events recorded in the Whistleblower Channel;

XI. to receive and process complaints and claims from third parties on matters related to accounting, internal accounting controls, and auditing;

XII.        to provide previous opinions on the hiring of other services from the independent auditing firm, or companies associated with it, that are not included in typical auditing activities;

XIII.      to give opinions, at any time, on the performance of the accounting and internal audit areas, proposing to the Executive Board the measures it deems appropriate;

XIV.       to communicate directly with internal audit and independent auditors, monitoring their respective work, together with the Chief Financial Officer and Investor Relations Officer;

XV.        to examine the internal audit and independent auditors' reports before they are submitted to the Board of Directors;

XVI.       to ensure the adequacy of the material resources made available to internal audit;

XVII.      to permanently evaluate the accounting practices, processes, and internal controls adopted by the Company, seeking to identify critical issues, financial risks, and potential contingencies, and proposing improvements it deems necessary;

XVIII.    to evaluate, monitor, and recommend to Management the correction or improvement of the Company's internal policies, including the related-party transactions policy; and

XIX.       to request the hiring of specialized services to support the activities of the Audit Committee, whose compensation will be borne by the Company, within its approved annual budget.

Paragraph one – The Audit Committee will resolve by a majority vote of its members, without prejudice to the right of its members to individually request information and examine the company's books, documents, and papers.

Paragraph two – The Audit Committee will meet ordinarily once every two months and, extraordinarily, whenever called by the coordinator or the majority of its members, with these meeting minutes recorded in a specific book.

Paragraph three – The reports produced by the internal audit will always be submitted to the Executive Board and Audit Committee members.

ARTICLE 29 – The Audit Committee will propose its internal regulations, as well as any amendments, submitting them to the Board of Directors for approval.

Sole paragraph – The internal regulations may expand the competencies of the Audit Committee, and also address the activities of the coordinator, the conduct of regular meetings, the manner of recording its statements and resolutions, and other matters deemed pertinent for the smooth conduct of its work.

ARTICLE 30 – The Audit Committee will have operational autonomy and its own budget approved by the Board of Directors, under applicable regulations and the Novo Mercado Regulations.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER IX

ELIGIBILITY AND COMPENSATION COMMITTEE

ARTICLE 31 – The Company shall have an Eligibility and Compensation Committee responsible for overseeing the nomination process for members of the Company's statutory and non-statutory bodies, under this Bylaw, the Company's nomination policy, and other duties determined by the Board of Directors as provided for in its Charter. It will also be responsible for proposing the compensation and benefits policy for managers and members of statutory and non-statutory advisory committees.

Sole paragraph – The Eligibility and Compensation Committee shall:

I.    check compliance with the nomination and evaluation process for managers, Fiscal Council members, and members of statutory and non-statutory committees; and

II.  address matters involving the compensation and benefits of managers and members of statutory and non-statutory bodies.

ARTICLE 32 – The Eligibility and Compensation Committee will be composed of a minimum of 3 (three) and a maximum of 5 (five) members, with academic background or relevant professional experience in matters within its competence, with at least one of them being an independent member who will act as its coordinator.

Sole paragraph – The members of the Eligibility and Compensation Committee must observe, where applicable, the conflict of interest rules applicable to Board members, under Article 156 of Federal Law 6.404/76.

CHAPTER X

SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE

ARTICLE 33 – The Company shall have a Sustainability and Corporate Responsibility Committee, an advisory body linked to the Board of Directors, responsible for integrating Environmental, Social, and Corporate Governance aspects into the business strategy, as provided in item I of Article 16 above, and for promoting the adoption of the highest socio-environmental and governance standards in its corporate policies and procedures.

Paragraph one – The Sustainability and Corporate Responsibility Committee will monitor the implementation of the sustainability and climate change policy and the sustainable management of natural resources, suitable working conditions, and positive community engagement, including monitoring the Company's goals for water efficiency, resource conservation, and social impact.

Paragraph two – The above-mentioned goals will be presented by the responsible area of the Company to the Board of Directors every quarter, after being presented to the Sustainability and Corporate Responsibility Committee.

Paragraph three – The Sustainability and Corporate Responsibility Committee will also check the performance of the Socio-Environmental Management System implemented by the responsible area in the Company, for an integrated assessment of the following socio-environmental risks and impacts, where applicable, in the Company's locations and areas of operation:

I.      Employment and Working Conditions;

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II.     Resource Efficiency and Pollution Prevention;

III.   Community Health and Safety;

IV.    Land Acquisition and Involuntary Resettlement;

V.     Biodiversity Conservation and Sustainable Management of Living Natural Resources;

VI.    Indigenous Peoples; and

VII.  Cultural Heritage.

Paragraph four – The performance standards provided for in the sustainability and climate change policy will take into account the Equator Principles, the United Nations Sustainable Development Goals (SDGs), and the performance standards of Multilateral institutions, as well as other standards to applicable the Company.

Paragraph five – Among the potential material risks that may impact the Company's value and reputation, as well as the proposed preventive and mitigating measures, the Sustainability and Corporate Responsibility Committee will monitor the Company's structure and conditions for responding to emergencies and the impact of extreme weather events.

ARTICLE 34 – The Sustainability and Corporate Responsibility Committee will be composed of a minimum of 3 (three) and a maximum of 5 (five) members, with an academic background or relevant professional experience in matters within its competence, with at least one of them being a member of the Board of Directors, who will also be its coordinator.

Paragraph one – One of the members of the Sustainability and Corporate Responsibility Committee will be chosen by the employees' vote in a direct election, which may receive administrative support from the Company for its realization, if so requested.

Paragraph two – The Sustainability and Corporate Responsibility Committee members must observe, where applicable, the conflict of interest rules applicable to Board members under Article 156 of Federal Law 6,404/76.

CHAPTER XI

Related-Party Transactions Policy

ARTICLE 35 – The Company shall have a Related-Party Transactions Committee responsible for guiding the conduct of transactions with related parties and situations involving potential conflicts of interest, aiming to preserve the interests of the Company and ensure full independence and absolute transparency, which shall report to the Audit Committee as appropriate, according to item IV of Article 28.

Sole paragraph – The Related-Party Transactions Committee shall:

I.    ensure compliance with the criteria established in the institutional policy on related-party transactions approved by the Board of Directors;

II.  analyze and provide opinions on any operations that characterize a related-party transaction and the impact of their execution, including regarding (a) reputational risks; (b) execution under market conditions, on commutative bases or with adequate compensatory payment; (c) well-founded

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justifications for transactions not classified under commutative and market conditions and the need for compensatory payment; and

III. provide a reasoned opinion on situations involving potential conflicts of interest in related-party transactions when a member of our senior management, shareholder, or another governance agent is not independent concerning the matter under discussion and may influence or make decisions motivated by particular interests or those distinct from the Company’s interest, even if aligned with the Company's interest.

ARTICLE 36 – The Related-Party Transactions Committee shall be composed of at least 3 (three) and at most 5 (five) members, one of whom shall be an independent member, who will also act as the coordinator, and the other professionals of recognized reputation in the market, with no employment or statutory ties to the Company, and with relevant experience in matters within their competence.

Sole paragraph – The Committee members shall observe, as applicable, the conflict of interest rules applicable to Board members, under Article 156 of Federal Law 6,404/76.

CHAPTER XII

COMPLIANCE AND RISK MANAGEMENT DEPARTMENT

ARTICLE 37 – The Company shall have a Compliance and Risk Management department linked to the CEO and, administratively, to a Statutory Executive Officer appointed by the Board of Directors, capable of direct communication with the Internal Audit department, the Fiscal Council, the Audit Committee, and the Board of Directors when there is suspicion of irregularities involving Executive Board members.

ARTICLE 38 – The area is responsible for:

I.    establishing policies to encourage respect for laws, standards, and regulations, as well as preventing, detecting, and addressing risks of irregular, illegal, and unethical conduct by the Company's members, adopting efficient internal control and strategic, asset, operational, financial, socio-environmental, and reputational risk management structures and practices, among others;

II.  promoting the importance of compliance, risk management, and internal control;

III. identifying and classifying, together with the various areas of the Company, the main risks to which the Company is subject, coordinating these efforts;

IV. preparing, together with other Company departments, and monitoring action plans to mitigate identified risks;

V.   adopting, together with various Company departments, internal control procedures to prevent or detect inherent or potential risks to the timeliness, reliability, and accuracy of the Company's information;

VI. preparing the integrity program and recommending changes and improvements to it, submitting it for approval by the Executive Board, the Audit Committee, and the Board of Directors; and

VII.        preparing periodic reports on their activities, and submitting them to the Executive Board, the Fiscal Council, and the Audit Committee.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER XIII

INTERNAL AUDIT

ARTICLE 39 – The Company shall have an internal audit linked to the Board of Directors through the Audit Committee and, administratively, to the CEO, governed by applicable legislation and regulations.

Sole paragraph – The area shall be responsible for assessing:

I.    the adequacy, quality, and effectiveness of internal controls;

II.  the quality and effectiveness of risk management and governance processes;

III. the reliability of the process of collecting, measuring, classifying, accumulating, recording, and disclosing events and transactions, aiming at the preparation of financial statements; and

IV. the proper application of the principle of segregation of duties to avoid conflicts of interest and fraud.

ARTICLE 40 – The internal audit process guidelines and their attributions shall be defined by an internal audit policy approved by the Audit Committee and the Board of Directors.

ARTICLE 41 – The Audit Committee shall endorse the choice, by the Board of Directors, of the internal audit head appointed by the CEO, propose their dismissal, and supervise the execution of the respective works.

ARTICLE 42 – The internal audit may communicate with the compliance and risk management department when there is suspicion of irregularities involving Executive Board members or when they fail to take necessary measures regarding reported situations.

CHAPTER XIV

COMMON RULES FOR STATUTORY BODIES

Investiture, Impediments, and Prohibitions

ARTICLE 43 – For the purposes of this chapter, “statutory bodies” include the Board of Directors, the Executive Board, the Fiscal Council, the Audit Committee, the Eligibility and Compensation Committee, the Sustainability and Corporate Responsibility Committee, and the Related-Party Transactions Committee.

ARTICLE 44 – The members of statutory bodies shall prove compliance with legal requirements by presenting their curriculum vitae and relevant documentation according to current regulations.

Sole paragraph: The positions of Chair of the Board of Directors and CEO or principal executive of the Company cannot be held by the same person.

ARTICLE 45 – The members of the Board of Directors, the Executive Board, and the Fiscal Council shall take office by signing the term of investiture recorded in the respective minutes book, as well as meeting applicable legal requirements.

Paragraph one – The term of investiture for members of the Board of Directors, Executive Board, and Fiscal Council, both sitting and alternate, must include their adherence to the arbitration clause of the Novo Mercado Regulation referred to in Article 53 below.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph two – The term of investiture must be signed within 30 (thirty) days following the election, under penalty of its ineffectiveness, except for justification accepted by the body for which the member was elected, and must contain the indication of at least one domicile for receiving summons and notices of administrative and judicial proceedings related to acts of their management, with the domicile being allowed to be changed only by written communication.

ARTICLE 46 – The investiture in the Company’s statutory bodies shall comply with the requirements and impediments imposed by law, these Bylaws, and, where applicable, the Company's nomination policy.

Paragraph one – Due to absolute incompatibility, the investiture in any statutory body is prohibited:

I.    for a representative of the regulatory body to which the Company is subject, a State Minister, a State Secretary, a Municipal Secretary, a holder of a position, without permanent ties to public service, of a special nature, or senior management and advisory in public administration, a statutory leader of a political party, and a holder of a mandate in the Legislative Branch of any federation entity, even if on leave from office;

II.  for a person who has participated, in the last 36 (thirty-six) months, in a decision-making structure of a political party or work related to the organization, structuring, and execution of an electoral campaign; and

III. for a person holding a position in a trade union organization.

Paragraph two – The legal, statutory, and integrity requirements of these Bylaws must be analyzed by the Eligibility and Compensation Committee.

ARTICLE 47 – Unless in the case of resignation or removal from office or the cases prohibited by these Bylaws, the term of office of the members of statutory bodies is considered automatically extended until the investiture of their respective successors.

CHAPTER XV

FISCAL YEAR AND FINANCIAL STATEMENTS, PROFITS, RESERVES, AND DISTRIBUTION OF RESULTS

ARTICLE 48 – The fiscal year shall coincide with the calendar year, at the end of which the Executive Board shall prepare the financial statements as provided by law.

ARTICLE 49 – Common shares shall be entitled to the mandatory minimum dividend corresponding to 25% (twenty-five percent) of the net profit for the fiscal year, after the deductions required or allowed by law regarding the surplus profit available for distribution each fiscal year, the policy for allocating results and distributing dividends, and the applicable law.

Paragraph one – Dividends may be paid by the Company in the form of interest on equity.

Paragraph two – The Company may prepare interim financial statements every quarter to distribute dividends or pay interest on equity, subject to the provisions of the related policy.

Paragraph three – Approved dividends do not accrue interest, and those not claimed within 3 (three) years from the date of the General Meeting that approved them will mature in favor of the Company.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph four – The Board of Directors may propose to the General Meeting that the remaining balance of the profit for the fiscal year, after the deduction of the legal reserve and the mandatory minimum dividend, be allocated to the creation of an investment reserve, which shall adhere to the following principles:

I.    its balance, together with the balance of the other profit reserves, except for the reserves for contingency and unrealized profit, may not exceed the capital stock; and

II.    the purpose of the reserve is to ensure the investment plan, and its balance may be used:

a)    in the absorption of losses, whenever necessary;

b)    in the distribution of dividends, at any time;

c)    in transactions for the redemption, refund, or buyback of shares, authorized by law; and

d)    in the incorporation of the capital stock.

CHAPTER XVI

Liquidation

ARTICLE 50 – The Company shall enter into liquidation in the cases provided by law, and it shall be the responsibility of the General Meeting, if applicable, to determine the mode of liquidation and appoint the liquidator, setting their remuneration.

CHAPTER XVII

DEFENSE MECHANISM

ARTICLE 51 – The Company shall ensure to the members of the statutory bodies, through an external professional to be hired, technical defense in judicial and administrative proceedings brought during or after their respective terms of office, for acts related to the exercise of their functions.

Paragraph one – The same protection extends to employees, representatives, and agents of the Company who acted within the limits of the powers conferred upon them.

Paragraph two – By authorization of the Executive Board, provided there is no conflict of interest, preliminary assistance by an in-house Company lawyer is assured.

Paragraph three – The Company may, at its discretion, permanently retain or prequalify one or more law firms of recognized professional reputation to be able to assume, at any time, the technical defense of the agents covered by this Article 51.

Paragraph four – If, for any reason, there is no law firm retained or prequalified by the Company, the agent may hire a lawyer of their own choice, in which case the fees and other expenses incurred in the technical defense shall be reimbursed or advanced by the Company, after proving the expense or its imminence, provided that the amounts involved have been approved by the Board of Directors as reasonable.

Paragraph five – When the Company does not approve the professional indicated to assume the defense in due time, the interested party may hire them at their own expense, being entitled to reimbursement of the respective legal fees set, within the limits approved by the Board of Directors as reasonable.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph six – The Company shall ensure technical defense and timely access to all necessary documentation for this purpose, as well as cover court costs, fees of any nature, and deposits for guaranteeing the proceedings.

Paragraph seven -The agent who is convicted or held liable, by a final and unappealable decision, must reimburse the Company for the amounts actually disbursed unless it is evidenced that they acted in good faith and in the interest of the Company.

Paragraph eight – The Company may contract insurance for the members of the statutory bodies, employees, representatives, and agents, to cover liabilities arising from the exercise of their functions.

ARTICLE 52 – The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board, statutory and non-statutory committees, managers, and all other employees and agents who legally act by delegation of the Company’s Management, to indemnify them and keep them indemnified regarding certain expenses related to arbitration, judicial, or administrative proceedings involving acts performed in the exercise of their duties or powers, from the date of their investiture or the beginning of the contractual relationship with the Company.

Paragraph one – Indemnity agreements shall not cover:

I.     acts performed outside the scope of the duties or powers of their signatories;

II.    acts involving bad faith, fraud, gross negligence, or willful misconduct;

III.  acts performed in their own interest or the interest of third parties, to the detriment of the Company's social interest;

IV.   indemnities resulting from social action as provided in Article 159 of Federal Law 6,404/1976; or

V.    other cases provided in the indemnity agreement.

Paragraph two – The indemnity agreement shall be adequately disclosed and provide at least (i) the maximum coverage amount offered; (ii) the coverage period; and (iii) the decision-making procedure regarding the payment of coverage, which shall ensure the independence of decisions and guarantee that they are made in the Company’s interest.

CHAPTER XVIII

ARBITRATION

ARTICLE 53 – The Company, its shareholders, Management, and members of the Fiscal Council, both sitting and alternate, as well as other statutory and non-statutory committees, must resolve any disputes that may arise among them through arbitration before the Market Arbitration Chamber, under its regulations. These disputes may be related to or arise from their roles as issuer, shareholders, administrators, members of the Fiscal Council, and other statutory and non-statutory committees, especially those resulting from the provisions of Federal Law 6,385/1976, Federal Law 6,404/1976, these Bylaws, the regulations issued by the National Monetary Council, the Central Bank of Brazil, and the CVM, as well as other applicable regulations related to the functioning of the capital market in general, in addition to those contained in the Novo Mercado Regulations, other B3 regulations, and the Novo Mercado Participation Agreement.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER XIX

SALE OF SHARE CONTROL AND CANCELATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY

ARTICLE 54 – The direct or indirect sale of control of the Company, whether through a single transaction or successive transactions, must be contracted under the condition that the acquirer of the control undertakes to make a public offering to acquire shares issued by the Company held by other shareholders, observing the conditions and deadlines provided in the legislation, current regulations, and the Novo Mercado Regulations, to ensure equal treatment to that given to the seller.

ARTICLE 55 – The cancelation of registration as a publicly-held company must be preceded by a public offering to acquire shares at a fair price, which must comply with the procedures and requirements established in Federal Law 6,404/1976 and the regulations issued by the CVM regarding public offerings to acquire shares for the cancellation of registration as a publicly-held company.

CHAPTER XX

PUBLIC OFFERING FOR ACHIEVEMENT OF RELEVANT PARTICIPATION

ARTICLE 56 – Any shareholder or group of shareholders who acquires or becomes the holder of shares issued by the Company representing 30% (thirty percent) or more of the capital stock (“Acquirer”), must, within a maximum period of 60 (sixty) days from the date of acquisition or the event that resulted in ownership of shares in a quantity equal to or greater than 30% (thirty percent) of the Company’s total shares, make or request registration, as applicable, of a public offering to acquire all of the Company’s shares (“Initial Public Offering for Achievement of Relevant Participation”), under applicable regulations.

Paragraph one – The Initial Public Offering for Achievement of Relevant Participation must be (i) directed indiscriminately to all the Company’s shareholders; (ii) conducted through an auction to be held at B3; (iii) launched at the price determined according to the provisions of Paragraph two of this article; (iv) paid in cash, in national currency, against the acquisition of shares in the Initial Public Offering for Achievement of Relevant Participation; and (v) carried out in a manner that ensures equal treatment for the recipients, provides them with adequate information about the Company and the offeror, and equips them with the necessary elements to make a well-considered and independent decision regarding acceptance of the public offering.

Paragraph two – The acquisition price in the Initial Public Offering for Achievement of Relevant Participation for each share of the Company shall not be less than the highest value between (i) 200% (two hundred percent) of the issue price of the shares in the most recent capital increase carried out through a public offering within the 36 (thirty-six) months preceding the date when the Initial Public Offering for Achievement of Relevant Participation becomes mandatory under the terms of this Article 56, duly updated by the Extended National Consumer Price Index (IPCA) published by the Brazilian Institute of Geography and Statistics (IBGE) until the time of payment; and (ii) 200% (two hundred percent) of the weighted average unit price of the Company’s shares on the stock exchange with the highest trading volume of the Company’s shares during the 90 (ninety) trading days preceding the date of acquisition or the event that resulted in the obligation to carry out the Initial Public Offering for Achievement of Relevant Participation, considering, for this purpose, the first occurrence among, including but not limited to: (1) the execution of the acquisition contract, or (2) the formalization of the

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br instrument that resulted in ownership (or that guaranteed (a) usufruct or trust over the Company’s shares; (b) options for purchase, subscription, or exchange, for any reason, that may result in the acquisition of the Company’s shares; or (c) any other right that ensures, permanently or temporarily, political or patrimonial rights of a shareholder over the Company’s shares (“Other Rights of Corporate Nature”) or subscription or acquisition right), or (3) the settlement of the acquisition when conducted on the stock exchange without the execution of a contractual instrument, or (4) the disclosure by the Company of a material fact or market communication regarding the acquisition or the aforementioned event.

Paragraph three – The carrying out of the Initial Public Offering for Achievement of Relevant Participation mentioned in the main section does not preclude the possibility of another Company shareholder, or, if applicable, the Company itself, making a competing public offer to acquire shares, under the terms of the applicable regulations.

Paragraph four – The requirement to carry out the Initial Public Offering for Achievement of Relevant Participation may be waived or conducted under different terms and conditions from those provided in this Article 56, upon a favorable vote of shareholders gathered in a General Meeting specially called for this purpose, observing the following rules: (i) the said General Meeting shall be convened, on a first call, with the presence of shareholders representing at least half of the capital stock with voting rights and, on a second call, with any number of shareholders; (ii) the waiver of the public offering to acquire shares shall be considered approved with the simple majority vote of the shareholders present, whether on a first or second call; and (iii) the shares held by the Acquirer shall not be counted for the purposes of the quorum required for installation and deliberation under this paragraph.

Paragraph five – The Acquirer shall be required to comply with any requests or requirements from the CVM regarding the Initial Public Offering for Achievement of Relevant Participation, within the maximum periods prescribed in the applicable regulations.

Paragraph six – In the event the Acquirer fails to comply with the obligations imposed by this Article 56, including compliance with the maximum deadlines (i) for the execution or request of the registration of the Initial Public Offering for Achievement of Relevant Participation, or (ii) for compliance with any requests or requirements from the CVM and/or B3, the Company’s Board of Directors shall convene a General Meeting, at which the Acquirer shall not be entitled to vote, to resolve on the suspension of the rights of the Acquirer who failed to comply with any obligation imposed by this Article 56, as provided in Article 120 of Federal Law 6,404/1976.

Paragraph seven – Any Acquirer who acquires or becomes the holder of other rights, including (i) Other Rights of Corporate Nature over a quantity equal to or greater than 30% (thirty percent) of the total shares of the Company, or that may result in the acquisition of shares of the Company in a quantity equal to or greater than 30% (thirty percent) of the total shares of the Company, or (ii) derivatives giving rights to the Company’s shares representing 30% (thirty percent) or more of the Company’s shares, shall also be required, within a maximum period of 60 (sixty) days from the date of such acquisition or event, to carry out or request registration, as applicable, of an Initial Public Offering for Achievement of Relevant Participation, as described in this Article 56.

Paragraph eight – In the event of the sale of control of the Company, the carrying out of an Initial Public Offering for Achievement of Relevant Participation under the terms of this Article 56 shall be waived, except for the obligation of the Acquirer to carry out, as applicable, the public offer(s) provided in Article 254-A of Federal Law 6,404/1976, the Novo Mercado Regulations, and these Bylaws.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph nine – The provisions of this Article 56 do not apply if a person becomes the holder of shares representing 30% (thirty percent) or more of the Company’s total shares as a result of (i) the merger of another company by the Company; (ii) the merger of shares of another company by the Company; (iii) the cancellation of treasury shares; (iv) the repurchase, redemption, or capital reduction with the cancellation of shares by the Company; (v) the public or private subscription of shares of the Company in primary issue, within the limit of the preemptive or priority subscription rights, as applicable; or (vi) succession through corporate reorganization or legal disposition, including succession by inheritance. However, once a percentage equal to or greater than 30% (thirty percent) of the Company’s total shares is reached due to the aforementioned events, any subsequent voluntary increase in shareholding will trigger the obligation to carry out an Initial Public Offering for Achievement of Relevant Participation by the respective shareholder or Group of Shareholders.

Paragraph ten – If any shareholder or Group of Shareholders reaches, directly or indirectly, a shareholding representing a percentage equal to or greater than 30% (thirty percent) of the Company’s capital stock and wishes to make a new share acquisition, such shareholder or Group of Shareholders may only make new acquisitions on the stock exchange, being prohibited from conducting private transactions or over-the-counter market transactions, except regarding the Initial Public Offering for Achievement of Relevant Participation itself.

Paragraph eleven – The obligation to carry out the Initial Public Offering for Achievement of Relevant Participation under the terms of this Article does not apply to the effective, direct, or indirect participation of the State of São Paulo and its Group of Shareholders in the Company's capital stock as of the date of entry into force of this Bylaws. However, it will apply (a) to any increase in the participation of the State of São Paulo and its Group of Shareholders in the Company's capital stock after such date, except for the increases in participation under Paragraph nine above, or (b) if the participation of the São Paulo State and its Group of Shareholders falls below 30% (thirty percent) of the capital stock and subsequently reaches or exceeds 30% (thirty percent) of the total shares issued by the Company, under the terms of this Article 56.

CHAPTER XXI

DELISTING FROM NOVO MERCADO

ARTICLE 57 – The Company's delisting from Novo Mercado will be decided under the provisions of the Novo Mercado Regulations, and the public offering to acquire shares belonging to the other shareholders of the Company may be waived, observing the procedures provided in the said Regulations.

CHAPTER XXII

GENERAL PROVISIONS

ARTICLE 58 – The Company shall remain a sponsor, under current conditions, of the pension plans administered by Fundação Sabesp de Seguridade Social (Sabesprev), in both defined benefit and defined contribution modalities, with the entry of new participants and the expansion or increase of respective benefits prohibited in both cases.

Sole paragraph – The Company may, at the discretion of the Board of Directors, sponsor new pension plans to be administered by a closed entity, under the defined contribution modality, intended for its employees. The Board of Directors, at the time of approval, shall deliberate on the conditions to be

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br provided in the respective regulation, as well as on the percentage of the sponsor’s contribution, observing the applicable legislation.

ARTICLE 59 – The Company shall observe the shareholders' agreements filed at the headquarters, expressly prohibiting the members of the presiding Board of meeting works or Board of Directors meetings from accepting a vote declaration from any shareholder, signatory of a shareholders' agreement duly filed at the headquarters or from a Board member elected by the signatories of such agreement, that is cast in disagreement with what has been agreed upon in the said agreement. The Company is also expressly prohibited from accepting and proceeding with the transfer of shares and/or the encumbrance and/or assignment of preemptive rights to subscribe shares and/or other securities that do not respect what is stipulated and regulated in a shareholders' agreement filed at the headquarters.

Sole paragraph – The Company will not file any shareholders' agreement that conflicts with the provisions of these Bylaws.

ARTICLE 60 - Matters not covered in these Bylaws will be resolved by the General Meeting and regulated by applicable law.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ATTACHMENT II

Attending shareholders list

Pursuant to paragraphs 1 and 2 of article 47 of the Brazilian Securities and Exchange Commission (CVM) Resolution 81, of March 29, 2022, as amended and in force, the shareholders attending the Meeting are considered signatories to the minutes.

Shareholders attending the Extraordinary Shareholders' Meeting through the electronic participation system:

SÃO PAULO STATE TREASURY

(Represented by Bruna Tapié Gabrielli)

AMUNDI FUNDS, IT NOW IBOVESPA FUNDO DE ÍNDICE, AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, ITAU INDEX ACOES IBRX FI, IT NOW IGCT FUNDO DE INDICE, ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL, IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE, BNP PARIBAS FUNDS EMERGING EQUITY, AMSELECT - VONTOBEL GLOBAL EQUITY EMERGING, AMUNDI INDEX SOLUTIONS, BEST INVESTMENT CORPORATION, BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE, BNP PARIBAS FUNDS BRAZIL EQUITY, BNP PARIBAS FUNDS EMERGING MARKETS CLIMATE SOLUTIONS, BNPPF S-FUND EQUITY EMERGING MARKETS, EMERGENCE M, FIDELITY ACTIVE STRATEGY SICAV, ITAÚ AÇÕES DIVIDENDOS FI, ITAÚ ARTAX LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ ARTAX MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ ASGARD AÇÕES FUNDO DE INVESTIMENTO, ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO, ITAÚ BALANCEADO ATIVO FMP - FGTS CARTEIRA LIVRE, ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES, ITAÚ HEDGE MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU HEDGE PLUS MULTIMERCADO FI, ITAU IBOVESPA ATIVO MASTER FIA, ITAÚ INDEX AÇÕES IBOVESPA FI, ITAÚ INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ INFLATION EQUITY OPPORT AÇÕES, ITAÚ INFLATION EQUITY OPPORTUNITIES MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ INSTITUCIONAL INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ JANEIRO MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI, ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESPONSABILIDADE LIMITADA, ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO, ITAU MOMENTO ESG ACOES FUNDO DE INVESTIMENTO, ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO, ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO, ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU PHOENIX ACOES FI, ITAÚ

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

PREVIDÊNCIA IBRX FIA, ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES, ITAÚ SIRIUS FUNDO DE INVESTIMENTO EM AÇÕES, LCL ACTIONS EMERGENTS, LONG BIAS FUNDO DE INVESTIMENTO EM AÇÕES, M&G FUNDS 1 MFS GLOBAL EMERGING MARKETS EQUITY FUND, OKOWORLD GROWING MARKETS 2.0, OKOWORLD ROCK N ROLL FONDS, ONEMARKETS FUND, SABADELL BOLSAS EMERGENTES FI, STICHTING BEDRIJFSTAKPENSIOENFONDS V H S, A,ENGLASZETBEDRIJF, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS, VAM FUNDS (LUX) - EMERGING MARKETS GROWTH FUND, CANDRIAM EQUITIES L, ITAU MULTIESTRATEGIA MULTIMERCADO FI, ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI, ITAÚ IBRX ATIVO MASTER FIA, ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA, ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU CAIXA ACOES FI

(Represented by Michele da Silva Gonsales)

THE BANK OF NEW YORK MELLON

(Represented by Jose Donizetti de Oliveira)

AP LS Master Fia, Absoluto Partners Institucional Master Fia, Absoluto Partners Master Prev Fia, Absoluto Partners Master Fia, Absoluto Partners Institucional II Master Fia

(Represented by Edward Wygand)

NAVI INSTITUCIONAL MASTER FIA, NAVI FENDER MASTER FIA, NAVI LONG SHORT MASTER FIM, NV AM FAMILIA PREVIDENCIA FIA, NAVI LONG BIASED MASTER FIM, NAVI A PREVIDÊNCIA FI EM AÇÕES MASTER, NAVI CRUISE MASTER FIA

(Represented by Matheus Fernandes Amorim)

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Shareholders attending the Extraordinary Shareholders' Meeting through the Remote Voting Form:

EQUATORIAL PARTICIPAÇÕES E INVESTIMENTOS IV S.A., ATIT MASTER PREV FIFE FIA, ATMOS INSTITUCIONAL MASTER FIA, ATMOS INSTITUCIONAL BR FIA, EQUITAS HIGH CONVICTIONS FUNDO DE INVESTIMENTO EM AÇÕES, EQUITAS PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO EM AÇÕES, EQUITAS MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESP LIMITADA, IU WA CORPORATE RV 25 FIM, EQUITAS PREV MASTER FUNDO DE INVESTIMENTO EM AÇÕES, GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, GENOA CAPITAL VESTAS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, LINUS LLC, ATMOS MASTER FIA, ATMOS MASTER PREV, EQUITAS SELECTION INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE AÇÕES, EQUITAS PREVIDÊNCIA FUNDO DE INVESTIMENTO MULTIMERCADO, GENOA CAPITAL CRUISE BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, EQUITAS MASTER SELECTION FUNDO DE INVESTIMENTO FINANCEIRO DE AÇÕES, GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO EM AÇÕES, GENOA CAPITAL CRUISE PREV A FIFE MULTIMERCADO FUNDO DE INVESTIMENTO, GENOA CAPITAL PULSE PREV A FIFE FIF MULT - RESP LIMITADA, GENOA CAPITAL PULSE PREV C FIFE FIF MULT - RESP LIMITADA, MULTIPREV FIA, GENOA CAPITAL RADAR MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, TORK LONG ONLY ITAÚ PREV FIFE FIA, WA PREV IBRX ATIVO ACOES, LM VALUATION FIA, PREVIHONDA PL APOSENT, LEGG MASON LONG & SHORT M, WA IBOVESPA ATIVO FIA, ICATU HARTFORD APOS, WA EMPRESARIAL FIA, CITIPREVI TITANIUM FIA, METLIFE FIA, WA PREV IBRX ALPHA MASTER, BRASIL WA FIA, PREVIHONDA1, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH FO, STICHITING BLUE SKY ACT EQ EM MK GL FUND, ISHARES ENVIRONMENTAL INFRASTRUCTURE AND INDUSTRIA, E-L FINANCIAL CORPORATION LIMITED, ISHARES MSCI ACWI ETF, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, GREATBANC COLLECTIVE INVESTMENT TRUST IV, VONTOBEL FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, SSGA SPDR ETFS EUROPE I PLC, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, NS PARTNERS EMERGING MARKETS EX CHINA EQUITY FUND, NATIONAL PENSION INSURANCE FUND, ARROWSTREET CAPITAL COPLEY FUND LIMITED, FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND, FIDELITY EMERGING MARKETS EQUITY MULTI-ASSET BASE FUND, UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN, BLACKROCK LIFE LIMITED, OPPORTUNITY LOGICA MASTER FIA, RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST, MFS DEVELOPMENT FUNDS, LLC, 4D EMERGING MARKETS INFRASTRUCTURE FUND, RUSSEL INVESTIMENT FUNDS NON.US. FUND, NS

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

PARTNERS TRUST, ISHARES IV PUBLIC LIMITED COMPANY, BRIDGEWATER PURE ALPHA TRADING COMPANY LTD., PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN, RUSSEL OVERSEAS EQUITY POOL, JPMORGAN FUNDS, HANDELSBANKEN GLOBAL INDEX CRITERIA, STATE STREET IRELAND UNIT TRUST, COMMONWEALTH EMERGING MARKETS FUND 2, APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, LEGAL & GENERAL CCF, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, FIDELITY INVEST TRUST: FIDELITY SERIES EMERG MARK OPPORT FUN, CATERPILLAR INC MASTER RETIREMENT T, MANAGED PENSION FUNDS LIMITED, SEI INST INVEST TR WORLD EQ EX-US FUND, EMERGING MARKETS COMPLETION FUND, L.P., BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, AVIVA INVESTORS, SHELL FOUNDATION, CANDRIAM GLOBAL EMERGING MARKETS EQUITIES FUND LP, INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, GARD UNIT TRUST, STRIVE EMERGING MARKETS EX-CHINA ETF, ISHARES PUBLIC LIMITED COMPANY, AMERICAN HEART ASSOCIATION, INC., GENERAL CONF CORP OF SEVENTH DAY ADVENTIST, VANGUARD EMERGING MARKETS SHARES INDEX FUND, BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH FO, MGI FUNDS PLC, ACCIDENT COMPENSATION CORPORATION, FIDELITY INVESTMET TRUST: FIDELITY EMERGING MARKETS DISCOVER, LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, DWS INVESTMENT GMBH, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, NORTHERN TRUST UCITS FGR FUND, EATON VANCE MANAGEMENT, ISHARES CORE MSCI EMERGING MARKETS ETF, WCM FOCUSED EMERGING MARKETS EX CHINA FUND, ARROWSTREET US GROUP TRUST, MORGAN STANLEY INST FUND, INC, INTERNATIONAL OPP PORTFOLIO, MFS MERIDIAN FUNDS - EMERGING MARKETS EQUITY RESEA, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM ACOES, INTERNATIONAL OPPORTUNITY FUND I, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, SWISSCANTO (LU) EQUITY FUND, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, ISHARES MSCI EMERGING MARKETS ETF, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, UTAH STATE RETIREMENT SYSTEMS, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, TRIODOS SICAV I - TRIODOS FUTURE GENERATIONS FUND, RARE EMERGING MARKETS FUND, SPARTA

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, GUIDEMARK EMERGING MARKETS FUND, NN PARAPLUFONDS 1 N.V, MORGAN STANLEY INSTITUTIONAL FUND, INC. DEVELOPING, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, NEW YORK STATE COMMON RETIREMENT FUND, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV, AWARE SUPER PTY LTD, NVIT EMERGING MARKETS FUND, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET CAUTIOUS, WELLS FARGO EMERGING MARKETS EQUITY INCOME FUND, THE MASTER TRUST BK OF JPN, LTD. AS TO BNP PBE MOTHER FD, GLOBAL X CLEAN WATER ETF, ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND, BRIDGEWATER PURE ALPHA EURO FUND, LTD., WILMINGTON TRUST COLLECTIVE INVESTMENT TRUST - PIO, NORDEA GENERATIONSFOND 70-TAL, NS PARTNERS GLOBAL EMERGING MARKETS EQUITY FUND, MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND, BANK SINOPAC CO., LTD., IN ITS CAPACITY AS MASTER, JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF, MOBIUS LIFE LIMITED, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, RIZE UCITS ICAV, SCHWAB EMERGING MARKETS EQUITY ETF, CIBC EMERGING MARKETS FUND, WELLINGTON COMPOUND GROWTH, L.P., VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, DFC EMERGING MARKETS EQUITY FUND, BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND, RENAISSANCE EMERGING MARKETS FUND, GREAT-WEST EMERGING MARKETS EQUITY FUND, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, HANDELSBANKEN LATINAMERIKA TEMA, GUARDIAN GLOBAL UTILITIES VIP FUND, MATTHEWS ASIA ESG FUND, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS, MERCER EMERGING MARKETS SHARES FUND, MACQUARIE MULTI-FACTOR FUND, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, NORGES BANK, BEWAARSTICHTING NNIP I, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, CALDWELL-LAZARD COREPLUS INFRASTRUCTURE FUND, VOYA VACS INDEX SERIES EM PORTFOLIO, FUTURE FUND BOARD OF GUARDIANS, PROVIDENCE HEALTH AND SERVICES AND SWEDISH HEALTH S M R T, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL, UNIV OF PITTSBURGH MEDICAL CENTER SYSTEM, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET GROWTH, NEW WORLD FUND, INC., FACTORY MUTUAL INSURANCE COMPANY, JOHN HANCOCK ESG INTERNATIONAL EQUITY FUND, STICHTING PGGM DEPOSITARY, NINETY ONE FUNDS SERIES IV- EMERGING M. E. F., STICHTING PHILIPS PENSIOENFONDS, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, AB SICAV I - SUSTAINABLE CLIMATE SOLUTIONS

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

PORTFOL, CATHAY UNITED BANK, IN ITS CAPACITY AS MASTER COEIB FUND, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, RENAISSANCE EMERGING MARKETS EQUITY PRIVATE POOL, NORDEA 2 - VAG OPTIMISED STABLE RETURN FUND, EURIZON EMERGING LEADERS ESG 50 - NOVEMBRE 2026, STICHTING PENSIOENFONDS PGB, DEUTSCHE INVEST I BRAZILIAN EQUITIES, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, ALASKA PERMANENT FUND, COLLEGE RETIREMENT EQUITIES FUND, QUILTER INVESTORS EMERGING MARKETS EQUITY INCOME F, DRIEHAUS EMERGING MARKETS FUND, L.P., FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND, VOYA VACS SERIES EME FUND, CITY OF NEW YORK GROUP TRUST, WELLS FARGO (LUX) WORLDWIDE FUND, ARROWSTREET GLOBAL EQUITY FUND, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, BOSTON COMMON ESG IMPACT EMERGING MARKETS FUND, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, MINISTRY OF ECONOMY AND FINANCE, NORDEA GENERATIONSFOND 60-TAL, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, AVADIS FUND, FUNDAMENTAL LOW V I E M EQUITY, THE INCUBATION FUND, LTD., SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, NINETY ONE AUSTRALIA FUNDS - EMERGING MARKETS EQUITY FUND, FIRST TRUST LATIN AMERICA ALPHADEX FUND, OAKTREE EMERGING MARKETS EQUITY FUND, THE NOMURA TRUST AND BANKING CO., LTD. RE: FIDELIT, WM POOL - EQUITIES TRUST NO. 75, ABERDEEN INTER SM COMP FD, A S OF AB INST COMM FUNDS, LLC, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, NORDEA 1 SICAV - NORDEA 1 STABLE RETURN FUND, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, FORD MOTOR CO DEFINED BENEF MASTER TRUST, AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS, SPP AKTIEINDEXFOND GLOBAL, ISHARES VI PUBLIC LIMITED COMPANY, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, MERCER GE INTERNATIONAL EQUITY FUND, CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND, AP PENSION LIVSFORSIKRINGSAKTIESELSKAB, NATIONAL EMPLOYMENT SAVINGS TRUST, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, AB SUSTAINABLE INTERNATIONAL THEMATIC FUND, INC., INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, GLOBAL X CLEAN WATER UCITS ETF, SWISSCANTO (LU), KBC ECO FUND, AVIVA LIFE PENSIONS UK LIMITED, PEREGRINE GLOBAL

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

FUNDS PCC LIMITED, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, SPAENGLER IQAM INVEST GMBH FOR SPAENGLER IQAM EQ EMER MKTS, NORDEA GENERATIONSFOND 80-TAL, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, VANGUARD EMERGING MARKETS STOCK INDEX FUND, WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, NORDEA STABIL, MFS MERIDIAN FUNDS - GLOBAL LISTED INFRASTRUCTURE, MORGAN STANLEY INVESTMENT FUNDS- DEVELOPING OPPORTUNITY FUND, WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, FIRST TRUST EMERGING MARKETS HUMAN FLOURISHING ETF, ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO, EURIZON CAPITAL S.A., EURIZON EMERGING LEADERS ESG 50 - LUGLIO 2026, ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT, ASSET MANAGEMENT EXCHANGE UCITS CCF, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, MCIC VERMONT (A RECIPROCAL RISK RETENTION GROUP), JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF, LATTICE EMERGING MARKETS STRATEGY ETF, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, PRINCIPAL VARIABLE CONTRACTS FUNDS INC INT EMERG MAR ACCOUNT, BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND, ARROWSTREET CLARENDON TRUST FUND, DWS IMVESTMEMT GMBH FOR DEUTSCHE GPF, MSCI EQUITY INDEX FUND B - BRAZIL, NORDEA GENERATIONSFOND 90-TAL, GOVERNMENT EMPLOYEES SUPERANNUATION BOARD, PLATO INSTITUTIONAL INDEX FUND, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA, ARERO - DER WELTFONDS -NACHHALTIG, BOSTON COMMON CATHOLIC EMERGING MARKETS FUND, LLC, THE PUBLIC INSTITUITION FOR SOCIAL SECURITY, DRIEHAUS EMERGING MARKETS GROWTH FUND, MOTOR TRADES ASSOCIATION OF AUSTRALIA SUPERANNUATION F P L, ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC- ALLIAN, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, STICHTING PENSIOENFONDS HOOGOVENS, DWS LATIN AMERICA EQUITY FUND, MEDIOLANUM BEST BRANDS - MEDIONALUM INNOVATIVE THEMATIC OPPO, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL, INVESTEC GLOBAL STRATEGY FUND, EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII, DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES, GENESIS EMERGING MARKETS FUND LIMITED, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, BMO MSCI EMERGING MARKETS INDEX ETF, GMO HORIZONS INVESTMENT FUND, A SUB FUND OF GMO IN, EQ ADVISORS TRUST - EQ/MFS UTILITIES SERIES PORTFOLIO, LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, THE

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, INVESTERINGSFORENINGEN NORDEA INVEST STABIL BALANCERET KL, CAIXABANK EVOLUCION, FI, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, DWS INVEST LATIN AMERICAN EQUITIES, THRIFT SAVINGS PLAN, JNL EMERGING MARKETS INDEX FUND, AB SUSTAINABLE GLOBAL THEMATIC EQUITIES FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, PACIFIC SELECT FUND, PARAMETRIC EMERGING MARKETS FUND, RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F, PICTET GLOBAL SELECTION FUND - G. H. Y. U. EQUITY FUND, DNB FUND - EMERGING MARKETS EQUITIES, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, PLEIADES TRUST, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, PARKER FOUNDATION, INC., TORK LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, STATE OF IND PUBLIC EMPL RET FUND, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, UTILICO EMERGING MARKETS TRUST PLC, OPPORTUNITY SELECTION MASTER FUNDO DE INVESTIMENTO EM ACOES, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, DWS INVESTMENT GMBH RE DEAM-FONDS BBR 1, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, INTERNATIONAL MONETARY FUND, MERCER EMERGING MARKETS FUND, NORDEA 1 SICAV - GBP DIVERSIFIED RETURN FUND, ISHARES II PUBLIC LIMITED COMPANY, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, WCM INVESTMENT MANAGEMENT, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, LABORERS AND RETIREMENT BOARD EMPLOYEES ANNUITY BENEFIT, STK LONG ONLY FIA, SCHRODER INTERNATIONAL SELECTION FUND, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, VERIZON MASTER SAVINGS TRUST, EMERGING MARKETS EQUITY SELECT ETF, CHEVRON UK PENSION PLAN, XTRACKERS, NUCLEO PIUVA FUNDO DE INVESTIMENTO DE ACOES, PICTET - GLOBAL MEGATREND SELECTION, OAKTREE (LUX.) FUNDS - OAKTREE EMERGING MARKETS EQUITY FUND, ACTIVE M INTERNATIONAL EQUITY FUND, ILLINOIS MUNICIPAL RETIREMENT FUND, NFS LIMITED, AQUARIUS INTERNATIONAL FUND, LF WALES PP GLOBAL OPPORTUNITIES EQUITY FUND, 3G RADAR MASTER FIA, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, ABERDEEN STANDARD OEIC II - ASI EMERGING MARKETS INCOME E. F, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, AMERICAN FUNDS INSURANCE SERIES INTERNAT FUND, LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST, LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, ISHARES MSCI BRAZIL ETF, SOCIAL PROTECTION FUND, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD, HANDELSBANKEN GLOBAL

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

IMPACT, NEW ZEALAND SUPERANNUATION FUND, LAZARD ASSET MANAGEMENT LLC, EMERGING MARKETS INDEX NON-LENDABLE FUND B, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, WELLINGTON TRUST COMPANY N.A., STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, SALT RIVER PIMA-MARICOPA INDIAN C, TELUS PENSIONS MASTER TRUST, MFS VARIABLE INSURANCE TRUST MFS UTIL SERIES, PRIVATE CLIENT EMERGING MARKETS PORTFOLIO, FRIENDS FIDUCIARY CORPORATION, BIMCOR GLOBAL EQUITY POOLED FUND, EMERGING MARKETS EQUITY FOCUS PORTFOLIO, IMPERIAL EMERGING ECONOMIES POOL, ADVISORS I.C.F III.NINETY.O.E.M.EQUITY FUND, OPPORTUNITY ACOES FIA BDR NIVEL I IE, TJ-NONQUALIFIED, LLC, ABN AMRO FUNDS (LUX), PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN, RUSSELL GLOBAL OPPORTUNITIES FUND, GLOBAL CORE INFRASTRUCTURE INDEX NON-LENDABLE FUND E, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), TORK MASTER FUNDO DE INVESTIMENTO EM ACOES III, RBC CANADIAN MASTER TRUST, DWS INVEST ESG GLOBAL EMERGING MARKETS EQUITIES, VANGUARD FUNDS PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., TT ENVIRONMENTAL SOLUTIONS FUND, A SUB FUND OF TT, CHALLENGE FUNDS - CHALLENGE INTERNATIONAL EQUITY FUND, KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, ARCA INVESTMENTS - GLOBAL EMERGING MARKETS EQUITY, AURORA BRAZIL, LLC, HANDELSBANKEN BRASILIEN TEMA, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET DEFENSIV, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, MISSOURI EDUCATION PENSION TRUST, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, INVESCO SP EMERGING MARKETS MOMENTUM ETF, THE HARTFORD INTERNATIONAL VALUE FUND, TM BRUNEL PENSION PARTNERSHIP ACS - TM BRUNEL EMERGING MARKE, ARKANSAS TEACHER RETIREMENT SYSTEM, SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING, BRIDGEWATER PURE ALPHA STERLING FUND, LTD., SCOTIA PRIVATE EMERGING MARKETS POOL, AB SUSTAINABLE GLOBAL THEMATIC FUND, INC., TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, SCHRODER INTL SELECTION F - LATIN AMERICAN, THE REGENTS

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

OF THE UNIVERSITY OF CALIFORNIA, ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF, PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI, RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, NEUBERGER BERMAN EQUITY FUNDS - EMERGING MARKETS EQUITY FUND, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, PARAMETRIC TMEMC FUND, LP, SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND, EMERGING MARKETS EQUITY INCOME FUND, NEW AIRWAYS PENSION SCHEME, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, NINETY ONE EMERGING MARKETS EQUITY FUND, MFS UTILITIES FUND, RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND, PICTET GLOBAL SELECTION FUND - GLOBAL UTILITIES EQUITY FUND, FIDELITY EMERGING MARKETS OPPORTUNITIES INSTITUTIO, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, USAA INTERNATIONAL FUND, PERFIN FORESIGHT II MASTER FUNDO DE INVESTIMENTO EM ACOES, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, ISHARES III PUBLIC LIMITED COMPANY, THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST, POOL REINSURANCE COMPANY LIMITED, JPMORGAN SUSTAINABLE INFRASTRUCTURE ETF, KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND, BWSP GLOBAL MACRO TRADING LIMITED, WCM FOCUSED INTERNATIONAL OPPORTUNITIES FUND, VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST, THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF, ACADIAN ALL COUNTRY WORLD EX US FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, EUROPEAN CENTRAL BANK, NEDGROUP INVESTMENTS FUNDS PLC, NORDEA 1 SICAV NORDEA 1 STABLE EMERGING MARKETS EQUITY FUND, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, ABERDEEN SELECT INTERNATIONAL EQUITY FUND, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, ABERDEEN LATIN AMERICAN EQUITY FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, ARROWSTREET EMERGING MARKET TRUST FUND, KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA, INVESTERINGSFORENINGEN SYD INVEST, SPDR SP EMERGING MARKETS ETF, RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND, INVESCO GLOBAL WATER ETF, THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD, INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, SPDR S&P EMERGING MARKETS EX-CHINA ETF, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, VANGUARD EMERGING MARKETS SELECT STOCK FUND, IBM 401 (K) PLUS PLAN, VANGUARD ESG INTERNATIONAL, UNIVERSITIES SUPERANNUATION SCHEME LTD, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, UNITED CORPORATIONS LIMITED, STATE OF WYOMING, PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST, COMMONWEALTH SUPERANNUATION CORPORATION, WYOMING RETIREMENT SYSTEM, SWISSCANTO

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

FONDSLEITUNG AG ON B. OF S. (CH) E. F. S. E. M., ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND, VONTOBEL FUND II - MTX SUSTAINABLE EMERGING MARKET, CENTRAL PROVIDENT FUND BOARD, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, AXA IM ETF ICAV, CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, CIBC EMERGING MARKETS INDEX FUND, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND, AB FCP I, WASHINGTON STATE INVESTMENT BOARD, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, IMCO EMERGING MARKETS PUBLIC EQUITY LP, ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF, BMO GLOBAL CLIMATE TRANSITION FUND, STOREBRAND SICAV, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, H.E.S.T. AUSTRALIA LIMITED, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), PICTET - EMERGING MARKETS INDEX, ISHARES MSCI WATER MANAGEMENT MULTISECTOR ETF, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, FP RUSSEL INV ICVC - FP RUSSEL INV INT GROWTH ASSETS FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND, MAINSTAY MACKAY INTERNATIONAL OPPORTUNITIES FUND, DESJARDINS EMERGING MARKETS FUND, WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD, PRINCIPAL LIFE INSURANCE COMPANY, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JPMORGAN FUNDS LATIN AMERICA EQUITY FUND, PERFIN FORESIGHT MASTER FUNDO DE INVESTIMENTO EM ACOES, LAZARD/WILMINGTON EMERGING MARKETS EQUITY ADVANTAG, AQR UCITS FUNDS, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, HANDELSBANKEN EMERGING MARKETS INDEX, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, WORLD HEALTH ORGANIZATION, BNY MELLON SUSTAINABLE GLOBAL EMERGING MARKETS FUN, RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND, WM POOL - EQUITIES TRUST NO 74, QSUPER, WCM COLLECTIVE INVESTMENT TRUST, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, BERNSTEIN DEL BUS TRUST,EMERG.MKTS SER., STICHTING SHELL PENSIOENFONDS, RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, KAPITALFORENINGEN LAEGERNES INVEST, KLI AKTIER GLO, THE BOARD OF THE PENSION PROTECTION FUND, TORK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM AES, TEACHER RETIREMENT SYSTEM OF TEXAS, MSCI ACWI EX-U.S. IMI INDEX FUND B2, PICTET GLOBAL SELECTION F - GL UTILITIES EQ CURRENCY H FUND, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, SANTANDER SICAV, AMERICAN FUNDS INS SERIES NEW WORLD FUND, INVESCO S&P GLOBAL WATER INDEX ETF, APO CAPITAL LATAM FUND LLC,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

VOYA EMERGING MARKETS INDEX PORTFOLIO, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, STELLAR INSURANCE, LTD., PERFIN FORESIGHT 100 FUNDO DE INVESTIMENTO DE ACOES PREV FIF, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET AGGRESSI, RUTGERS, THE STATE UNIVERSITY, JOHN HANCOCK FUNDS II MULTI-ASSET ABSOLUTE RETURN FUND, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, FIDELITY INVESTMENT TRUST: FIDELITY SERIES SUSTAIN, LGPS CENTRAL EMERGING MARKETS EQUITY ACTIVE MULTI, CHUBB CORPORATION MASTER RETIREMENT TRUST, MFS EMERGING MARKETS EQUITY RESEARCH FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, EURIZON EMERGING LEADERS ESG 50 - SETTEMBRE 2026, SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO, AB FCP I - EMERGING MARKETS GROWTH PORTFOLIO, THE EMERGING M.S. OF THE DFA I.T.CO., ARIZONA PSPRS TRUST, ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF, BWV - PAMM, LP, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, MERCER UCITS COMMON CONTRACTUAL FUND, CANADA PENSION PLAN INVESTMENT BOARD, NATWEST TRUSTEE AND D. S. LTD AS T. OF ST. J. P. M. A. U. T., RUSSEL EMERGING MARKETS EQUITY POOL, WCM FOCUSED EMERGING MARKETS FUND LP, NORTHERN TRUST INVESTIMENT FUNDS PLC, FIRST TRUST BRAZIL ALPHADEX FUND, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, NORDEA EQUITY OPPORTUNITIES FUND, JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, MANUKA INVESTMENTS LLC, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS, NEUBERGER BERMAN INVESTMENT FUNDS PLC, NS PARTNERS SUSTAINABLE GLOBAL EM FUND, WEST YORKSHIRE PENSION FUND, THE ALLIANCE CAPITAL GROUP TRUST, FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: FIAM, LEGAL GENERAL U. ETF P. LIMITED COMPANY, VICTORIAN FUNDS MAN C A T F V E M T, JOHN HANCOCK INFRASTRUCTURE FUND, OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST, NGS SUPER, INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND, GLOBAL CORE INFRASTRUCTURE INDEX FUND, NN (L), TORK LONG ONLY INSTITUCIONAL MASTER FIA, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, OPPORTUNITY PREVIDENCIA MASTER FUNDO DE INVESTIMENTO MULTIME, WELL MAN FUNDS (LUXEMBOURG) - WELL GLOB RESEARCH EQUITY FUND, FIDELITY SUMMER ST TRUST FIDELITY WATER SUSTAINABILITY FUND, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, EATON VANCE COLLECTIVE

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

INVESTMENT TFE BEN PLANS EM MQ EQU FD, ALBERTA INVESTMENT MANAGEMENT CORPORATION, VONTOBEL FUND - MTX EMERGING MARKETS LEADERS EX CH, ACADIAN COLLECTIVE INVESTMENT TRUST, CUSTODY BANK OF J., LTD. AS T. F. D. C. HIGH-QUALIT G. E. F., EURIZON CAPITAL SGR S.P.A, JNL/AB SUSTAINABLE GLOBAL THEMATIC FUND, NORDEA 2, SICAV - EMERGING MKTS SUSTAINABLE ENHANCED EQ FUND, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, THE BARINGS E. M. U. FUND, SUB-FUND, THE BARINGS L. A. FUND, MATTHEWS ASIA FUNDS - EMERGING MARKETS EX CHINA EQ, PICTET - WATER, PRINCIPAL FUNDS INC. - ORIGIN EMERGING MARKETS FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, EMERGING MARKETS EQUITY INDEX MASTER FUND, PHILADELPHIA GAS WORKS PENSION PLAN, WCM FOCUSED EMERGING MARKETS FUND, ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES, CAIXABANK OPORTUNIDAD, FI, SAS TRUSTEE CORPORATION POOLED FUND, PROVIDENCE HEALTH SERVICES CASH BALANCE RETIREMENT PL TRUS, KBC EQUITY FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, TJ-QUALIFIED, LLC, XTRACKERS (IE) PUBLIC LIMITED COMPANY, TEXAS MUNICIPAL RETIREMENT SYSTEM, PRINCIPAL GLOBAL INVESTORS FUNDS, S. F. AG O. B. O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R, JOHN HANCOCK DIVERSIFIED REAL ASSETS FUND, DWS EMERGING MARKETS EQUITY FUND AS SERIES OF DEUTSCHE DWS, PERFIN UTILITIES MASTER FUNDO DE INVESTIMENTO EM ACOES, ALLIANCEBERNSTEIN COLLECTIVE INVESTMENT TRUST SERIES, RUSSEL INVESTMENTS GLOBAL EQUITY POOL, WS WALES PP EMERGING MARKETS EQUITY FUND, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F, RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE, MERCER QIF FUND PLC, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, STANLIB FUNDS LIMITED, LAZARD/WILMINGTON ACW EX-US DIVERSIFIED ADVANTAGE, SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK, ITAU FUNDS - LATIN AMERICA EQUITY FUND, COLONIAL FIRST STATE INVESTMENT FUND 50, BB NICTHEROY FI MM LP CP INVESTIMENTO NO EXTERIOR, ISHARES S&P GLOBAL WATER INDEX FUND, DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, OPPORTUNITY PREVIDNCIA II MASTER FUNDO DE INVESTIMENTO MULTI, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, CAIXABANK CRECIMIENTO, FI, THREADNEEDLE INVESTMENT FUNDS ICVC - LATIN AMERICA, EUROPACIFIC GROWTH FUND, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, NORDEA 2 SICAV, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET BALANCED, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, A. D. BUS. TRUST AB INTERNATIONAL STRATEGIC EQUITIES SERIES, CAPITAL GROUP EMPLOYEE BENEFIT INVESTMENT TRUST, JOHN HANCOCK HEDGED EQUITY INCOME FUND, COINVEST LTD, OPPORTUNITY TOTAL MASTER FIM, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION, CIBC EMERGING MARKETS EQUITY INDEX ETF, BRUNEI INVESTMENT AGENCY, THE SAUDI SECOND INVESTMENT COMPANY, DUNHAM EMERGING MARKETS STOCK FUND, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, INVESCO MSCI EMERGING MARKETS ESG CLIMATE PARIS AL, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, NEUBERGER BERMAN TRUST COMPANY N.A. COLLECTIVE INVESTMENT TR, ALASKA COMMON TRUST FUND, EURIZON EMERGING LEADERS ESG 50 - GENNAIO 2027, HOSTPLUS POOLED SUPERANNUATION TRUST, DUKE POWER CO EMPLOYEE RETIREMENT PLAN, ISHARES MSCI BRIC ETF, DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, SPP EMERGING MARKETS PLUS, TRINITY COLLEGE CAMBRIDGE, WELLINGTON GLOBAL PERSPECTIVES FUND (CANADA), BOSTON COMMON INTERNATIONAL SUSTAINABLE CLIMATE FUND LLC, PUBLIC SECTOR PENSION INVESTMENT BOARD, BERNSTEIN FUND, INC. - INTERNATIONAL STRATEGIC EQUITIES PORT, OAKTREE EMERGING MARKETS EQUITY HOLDINGS,L.P, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, AEGON CUSTODY BV, STICHTING PENSIOENFDSVOOR DE WONINGCORPOR., LEGAL & GENERAL ICAV, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, CATERPILLAR INVESTMENT TRUST, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, BLACKROCK GLOBAL FUNDS, SHELL TR (BERM) LTD AS TR O SHELL OV CON P F, INFRAD MASTER FUNDO DE INVESTIMENTO EM ACOES, LGIASUPER TRUSTEE, IVY EMERGING MARKETS EQUITY FUND, FLEXSHARES STOXX GLOBAL BOND INFRASTRUCTURE INDEX FUND, SANFORD C.BERNSTEIN FUND, INC., JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, MBB PUBLIC MARKETS I LLC, AB SICAV I - SUSTAINABLE ALL MARKET PORTFOLIO, GODFOND SVERIGE VARLDEN, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, STATE OF CONNECTICUT ACTING T. ITS TREASURER, RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD, ISHARES MSCI ACWI EX U.S. ETF, 444S FOUNDATION, BLK MAGI FUND, JPMORGAN ETFS (IRELAND) ICAV, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, SPARTAN GROUP TRUST FOR EMPLYEE

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

BENEFIT PLANS: SPARTAN EMERG, CAPITAL INTERNATIONAL FUND, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, ABRDN SICAV I - EMERGING MARKETS INCOME EQUITY FUN, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, SYMMETRY PANORAMIC GLOBAL EQUITY FUND, COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA, CRESCENT WEALTH INTERNATIONAL PASSIVE EQUITIES FUN, PEOPLE S BANK OF CHINA, ISHARES MSCI EMERGING MARKETS QUALITY FACTOR ETF, IVESCO FTSE RAFI EMERGING MARKETS ETF, BMO GLOBAL INFRASTRUCTURE FUND, SPP EMERGING MARKETS SRI, GOVERNMENT OF SINGAPORE, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, THE MONETARY AUTHORITY OF SINGAPORE, MALIKO INVESTMENTS LLC, NUCLEO MASTER FUNDO DE INVESTIMENTO DE ACOES, ANDRA AP-FONDEN, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, VANGUARD INVESTMENT SERIES PLC, GENERAL ORGANISATION FOR SOCIAL INSURANCE, NCIP MASTER FIA, BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD., PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND, NUCLEO AGULHAS NEGRAS FUNDO DE INVESTIMENTO DE ACOES, NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS, THRIFT SAVINGS PLAN, FP FOF NC FUNDO DE INVESTIMENTO DE ACOES, TORK MASTER FIA, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, MAINSTAY CANDRIAM EMERGING MARKETS EQUITY FUND, ASCENSION ALPHA FUND, LLC, BW DMO FUND, LTD., NUCLEO PREV 100 FUNDO DE INVESTIMENTO DE ACOES, TORK PREV FUNDO DE INVESTIMENTO EM ACOES FIFE, FRANKLIN LIBERTYSHARES ICAV, EWP PA FUND, LTD., NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, MICROBANK SI IMPACTO RENTA VARIABLE, FI, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, BLACKROCK GLOBAL INDEX FUNDS, CAPITAL GROUP NEW GEOGRAPHY EQUITY ETF, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, BRIDGEWATER BLUE PEAK FUND, LP, BRIDGEWATER PURE ALPHA MAJOR MARKETS TRADING COMPA, BRIDGEWATER PURE ALPHA MAJOR MARKETS TRADING COMPA, BRIDGEWATER PURE ALPHA FUND III, LTD., BW PASPG, LTD., BW-M PA 24, LTD., FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, ASTER PREV A FIFE FIF ACOES RESP LTDA, ASTER MASTER FIA Q, ASTER INSTITUCIONAL MASTER FIA, ASTER MASTER FIA G BDR NIVEL I, ASTER INSTITUCIONAL A FIA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 4, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.